SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended September 30, 2015

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Telangana 500 034, India

  +91-40-49002900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]                                Form 40-F    [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [ ]                                         No    [X]

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-                .

QUARTERLY REPORT

Quarter Ended September 30, 2015

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Convenience translation into U.S. dollars with respect to our unaudited condensed consolidated interim financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADS” are to our American Depositary Shares. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards, to “SIC” are to Standing Interpretations Committee and to “IFRIC” are to the International Financial Reporting Interpretations Committee.

References to “U.S. FDA” are to the United States Food and Drug Administration, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications.

References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. All references to “we,” “us,” “our,” “DRL,” “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries, unless otherwise specified. Market share data is based on information provided by IMS Health Inc. and its affiliates (“IMS Health”), a provider of market research to the pharmaceutical industry, unless otherwise stated.

Except as otherwise stated in this report, all convenience translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1.00 = Rs.65.50, as published by Federal Reserve Board of Governors on September 30, 2015. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.

Forward-Looking and Cautionary Statement

IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “OPERATING AND FINANCIAL REVIEW” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH AND/OR FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

ITEM 1. FINANCIAL STATEMENTS

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of

Particulars	Note	September 30, 2015	September 30, 2015	March 31, 2015

		Convenience translation into U.S.$ (See Note 2.(d))

ASSETS
Current assets
Cash and cash equivalents	5	U.S.$102	Rs.6,681	Rs.5,394
Other investments	6	418	27,369	34,259
Trade and other receivables		654	42,840	40,755
Inventories	7	414	27,147	25,529
Derivative financial instruments	9	3	206	800
Current tax assets		3	210	1,819
Other current assets		180	11,774	11,282

Total current assets		U.S.$1,774	Rs.116,227	Rs.119,838

Non-current assets
Property, plant and equipment	10	U.S.$779	Rs.51,055	Rs.48,090
Goodwill	11	58	3,816	3,380
Other intangible assets	12	311	20,339	13,050
Investment in equity accounted investees		18	1,158	1,033
Other investments – non-current	6	37	2,447	2,817
Deferred tax assets		101	6,607	5,792
Other non-current assets		13	838	762

Total non-current assets		U.S.$1,317	Rs.86,260	Rs.74,924

Total assets		U.S.$3,091	Rs.202,487	Rs.194,762

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables		U.S.$195	Rs.12,766	Rs.10,660
Derivative financial instruments	9	1	36	462
Current tax liabilities		49	3,235	2,506
Short-term borrowings	13	402	26,349	21,857
Long-term borrowings, current portion	13	1	92	6,962
Provisions		68	4,476	4,231
Other current liabilities		283	18,537	17,317

Total current liabilities		U.S.$1,000	Rs.65,491	Rs.63,995

Non-current liabilities
Long-term borrowings, excluding current portion	13	U.S.$162	Rs.10,632	Rs.14,307
Provisions – non-current		1	57	53
Deferred tax liabilities		29	1,877	1,779
Other non-current liabilities		45	2,931	3,326

Total non-current liabilities		U.S.$237	Rs.15,497	Rs.19,465

Total liabilities		U.S.$1,236	Rs.80,988	Rs.83,460

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of

Particulars	Note	September 30, 2015	September 30, 2015	March 31, 2015

		Convenience translation into U.S.$ (See Note 2.(d))

Equity
Share capital	16	U.S.$13	Rs.853	Rs.852
Share premium		345	22,565	22,178
Share based payment reserve		14	907	1,081
Retained earnings		1,420	93,012	83,643
Other components of equity		64	4,162	3,548

Total equity		U.S.$1,855	Rs.121,499	Rs.111,302

Total liabilities and equity		U.S.$3,091	Rs.202,487	Rs.194,762

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT

(in millions, except share and per share data)

		Six months ended September 30,			Three months ended September 30,

Particulars	Note	2015	2015	2014	2015	2014

		Convenience translation into U.S.$ (See Note 2.(d))

Revenues		U.S.$1,183	Rs.77,467	Rs.71,054	Rs.39,889	Rs.35,879
Cost of revenues		459	30,052	29,224	15,421	14,893

Gross profit		724	47,415	41,830	24,468	20,986

Selling, general and administrative expenses		336	22,031	21,352	11,058	10,673
Research and development expenses		135	8,860	7,988	4,473	4,113
Other (income)/expense, net	14	(7)	(445)	(450)	(320)	(265)

Total operating expenses		465	30,446	28,890	15,211	14,521

Results from operating activities		259	16,969	12,940	9,257	6,465
Finance income		15	972	1,448	387	695
Finance expense		(15)	(972)	(546)	(603)	(274)

Finance (expense)/income, net	15	0	0	902	(216)	421
Share of profit of equity accounted investees, net of tax		2	106	104	57	51

Profit before tax		261	17,075	13,946	9,098	6,937
Tax expense	19	55	3,600	2,701	1,880	1,196

Profit for the period		206	13,475	11,245	7,218	5,741

Attributable to:
Equity holders of the Company		206	13,475	11,245	7,218	5,741
Non-controlling interest		-	-	-	-	-

Profit for the period		U.S.$206	Rs.13,475	Rs.11,245	Rs.7,218	Rs.5,741

Earnings per share:
Basic earnings per share of Rs.5/- each		U.S.$1.21	Rs.79.04	Rs.66.05	Rs.42.32	Rs.33.70
Diluted earnings per share of Rs.5/- each		U.S.$1.20	Rs.78.78	Rs.65.82	Rs.42.20	Rs.33.60

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

	Six months ended September 30,			Three months ended September 30,

Particulars	2015	2015	2014	2015	2014

	Convenience translation into U.S.$ (See Note 2.(d))

Profit for the period	U.S.$206	Rs.13,475	Rs.11,245	Rs.7,218	Rs.5,741
Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss:	-	-	-	-	-
Items that may be reclassified subsequently to profit or loss:
Changes in fair value of available for sale financial instruments	U.S.$2	Rs.162	Rs.237	Rs.(1,049)	Rs.17
Foreign currency translation adjustments	4	272	154	66	98
Effective portion of changes in fair value of cash flow hedges, net	6	390	(285)	230	(166)
Tax on items that may be reclassified subsequently to profit or loss	(3)	(210)	6	140	36

Total items that may be reclassified subsequently to profit or loss	U.S.$9	Rs.614	Rs.112	Rs.(613)	Rs.(15)

Other comprehensive income/(loss) for the period, net of tax	U.S.$9	Rs.614	Rs.112	Rs.(613)	Rs.(15)

Total comprehensive income for the period	U.S.$215	Rs.14,089	Rs.11,357	Rs.6,605	Rs.5,726

Attributable to:
Equity holders of the Company	215	14,089	11,357	6,605	5,726
Non-controlling interests	-	-	-	-	-

Total comprehensive income for the period	U.S.$215	Rs.14,089	Rs.11,357	Rs. 6,605	Rs.5,726

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(in millions, except share and per share data)

Particulars	Number of shares	Share capital	Share premium	Fair value reserve	Share based payment reserve

Balance as of April 1, 2015	170,381,174	Rs.852	Rs.22,178	Rs.1,141	Rs.1,081
Issue of equity shares on exercise of options	207,341	1	387	-	(387)
Share based payment expense	-	-	-	-	213
Profit for the period	-	-	-	-	-
Dividend paid (including corporate dividend tax)	-	-	-	-	-
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.97	-	-	-	65	-
Foreign currency translation adjustments, net of tax expense of Rs.48	-	-	-	-	-
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.65	-	-	-	-	-

Balance as of September 30, 2015	170,588,515	Rs.853	Rs.22,565	Rs.1,206	Rs.907

Convenience translation into U.S.$ (See Note 2.(d))		U.S.$13	U.S.$345	U.S.$18	U.S.$14

Balance as of April 1, 2014	170,108,868	Rs.851	Rs.21,553	Rs.78	Rs.1,008
Issue of equity shares on exercise of options	256,971	1	412	-	(411)
Share based payment expense	-	-	-	-	230
Profit for the period	-	-	-	-	-
Dividend paid (including corporate dividend tax)	-	-	-	-	-
Sale of equity shares held by controlled trust(1)	-	-	196	-	-
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.78	-	-	-	159	-
Foreign currency translation adjustments, net of tax benefit of Rs.12	-	-	-	-	-
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.72	-	-	-	-	-

Balance as of September 30, 2014	170,365,839	Rs.852	Rs.22,161	Rs.237	Rs.827

   [Continued on next page]

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(in millions, except share and per share data)

[Continued from above table, first column repeated]

Particulars	Equity shares held by a controlled trust	Foreign currency translation reserve	Hedging reserve	Retained earnings	Actuarial gains / (losses)	Total

Balance as of April 1, 2015	Rs.-	Rs.4,455	Rs.(1,765)	Rs.83,643	Rs.(283)	Rs.111,302
Issue of equity shares on exercise of options	-	-	-	-	-	1
Share based payment expense	-	-	-	-	-	213
Profit for the period	-	-	-	13,475	-	13,475
Dividend paid (including corporate dividend tax)	-	-	-	(4,106)	-	(4,106)
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.97	-	-	-	-	-	65
Foreign currency translation adjustments, net of tax expense of Rs.48	-	224	-	-	-	224
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.65	-	-	325	-	-	325

Balance as of September 30, 2015	Rs.-	Rs.4,679	Rs.(1,440)	Rs.93,012	Rs.(283)	Rs.121,499

Convenience translation into U.S.$ (See Note 2.(d))	U.S.$-	U.S.$71	U.S.$(22)	U.S.$1,420	U.S.$(4)	U.S.$1,855

Balance as of April 1, 2014	Rs.(5)	Rs.4,477	Rs.(1,960)	Rs.65,051	Rs.(252)	Rs.90,801
Issue of equity shares on exercise of options	-	-	-	-	-	2
Share based payment expense	-	-	-	-	-	230
Profit for the period	-	-	-	11,245	-	11,245
Dividend paid (including corporate dividend tax)	-	-	-	(3,587)	-	(3,587)
Sale of equity shares held by controlled trust(1)	5	-	-	-	-	201
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.78	-	-	-	-	-	159
Foreign currency translation adjustments, net of tax benefit of Rs.12	-	166	-	-	-	166
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.72	-	-	(213)	-	-	(213)

Balance as of September 30, 2014	Rs.-	Rs.4,643	Rs.(2,173)	Rs.72,709	Rs.(252)	Rs.99,004

(1) During the six months ended September 30, 2014, the Company disposed of all of the shares held by its controlled trust for a total consideration of Rs.201. A gain of Rs.196 arising from this transaction was recorded in share premium.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(in millions, except share and per share data)

		For the six months ended September 30,
	Note	2015	2015	2014

Particulars		Convenience translation into U.S.$ (See Note 2.(d))

Cash flows from/(used in) operating activities:
Profit for the period		U.S.$206	Rs.13,475	Rs.11,245
Adjustments for:
Income tax expense		55	3,600	2,701
Dividend and profit on sale of investments		(5)	(334)	(247)
Depreciation and amortization		72	4,733	3,830
Inventory write-downs		15	1,002	1,306
Allowance for doubtful trade and other receivables		2	109	(48)
Loss on sale of property, plant and equipment and other intangible assets, net		0	22	40
Allowance for sales returns		21	1,400	1,334
Share of profit of equity accounted investees		(2)	(106)	(104)
Exchange (gain)/loss, net		14	917	33
Interest (income)/expense, net		(2)	(141)	63
Share based payment expense		4	232	230
Changes in operating assets and liabilities:
Trade and other receivables		(8)	(509)	(4,617)
Inventories		(36)	(2,365)	(5,456)
Trade and other payables		24	1,561	1,819
Other assets and other liabilities		(24)	(1,544)	(1,236)

Cash generated from operations		U.S.$337	Rs.22,052	Rs.10,893
Income tax paid		(31)	(2,060)	(1,880)

Net cash from operating activities		U.S.$305	Rs.19,992	Rs.9,013

Cash flows from/(used in) investing activities:
Expenditure on property, plant and equipment		U.S.$(85)	Rs.(5,571)	Rs.(4,235)
Proceeds from sale of property, plant and equipment		0	26	84
Expenditure on other intangible assets		(14)	(907)	(353)
Purchase of other investments		(396)	(25,911)	(16,360)
Proceeds from sale of other investments		516	33,773	21,346
Cash paid for acquisition of business, net of cash acquired	4	(121)	(7,936)	(276)
Interest and dividend received		4	276	422

Net cash used in investing activities		U.S.$(95)	Rs.(6,250)	Rs.628

Cash flows from/(used in) financing activities:
Proceeds from issuance of equity shares		U.S.$0	Rs.1	Rs.1
Proceeds from sale of equity shares held by a controlled trust		-	-	201
Proceeds from/(repayment of) of short term borrowings, net		57	3,732	(5,872)
Repayment of long term borrowings		(178)	(11,663)	(57)
Dividend paid (including corporate dividend tax)		(63)	(4,106)	(3,587)
Interest paid		(8)	(544)	(576)

Net cash used in financing activities		U.S.$(192)	Rs.(12,580)	Rs.(9,890)

Net increase/(decrease) in cash and cash equivalents		18	1,162	(249)
Effect of exchange rate changes on cash and cash equivalents		2	125	14
Cash and cash equivalents at the beginning of the period	5	82	5,394	8,451

Cash and cash equivalents at the end of the period	5	U.S.$102	Rs.6,681	Rs.8,216

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

1.	Reporting entity

Dr. Reddy’s Laboratories Limited (the “parent company”), together with its subsidiaries (collectively, the “Company”), is a leading India-based pharmaceutical company headquartered in Hyderabad, Telangana, India. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – the Company offers a portfolio of products and services, including Active Pharmaceutical Ingredients (“APIs”), Custom Pharmaceutical Services (“CPS”), generics, biosimilars, differentiated formulations and New Chemical Entities (“NCEs”). The Company’s principal research and development facilities are located in Telangana, India, Cambridge, United Kingdom and Leiden, the Netherlands; its principal manufacturing facilities are located in Telangana, India, Andhra Pradesh, India, Himachal Pradesh, India, Cuernavaca-Cuautla, Mexico, Mirfield, United Kingdom, Louisiana, United States, and Tennessee, United States; and its principal markets are in India, Russia, the United States, the United Kingdom, Venezuela and Germany. The Company’s shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and also on the New York Stock Exchange in the United States.

2.	Basis of preparation of financial statements

a)	Statement of compliance

These unaudited condensed consolidated interim financial statements are prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board. They do not include all of the information required for a complete set of annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2015. These unaudited condensed consolidated interim financial statements were authorized for issuance by the Company’s Board of Directors on November 20, 2015.

b)	Significant accounting policies

The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as at and for the year ended March 31, 2015 contained in the Company’s Annual Report on Form 20-F.

c)	Functional and presentation currency

These unaudited condensed consolidated interim financial statements are presented in Indian rupees, which is the functional currency of the parent company. All financial information presented in Indian rupees has been rounded to the nearest million.

In respect of all non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). The operations of these entities are largely restricted to importing of finished goods from the parent company in India, sales of these products in the foreign country and making of import payments to the parent company. The cash flows realized from sales of goods are available for making import payments to the parent company and cash is paid to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company. In respect of subsidiaries whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been determined to be the local currency of those countries/regions.

d)	Convenience translation

These unaudited condensed consolidated interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, these unaudited condensed consolidated interim financial statements as of and for the six months ended September 30, 2015 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1.00 = Rs.65.50, as published by the Federal Reserve Board of Governors on September 30, 2015. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is not subject to review by the Company’s independent auditors.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

2.	Basis of preparation of financial statements (continued)

e)	Use of estimates and judgments

The preparation of unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended March 31, 2015.

f)	Recent accounting pronouncements

Standards issued but not yet effective and not early adopted by the Company

IFRS 9- Financial instruments

In July 2014, the IASB issued the final version of IFRS 9, “Financial instruments”. IFRS 9 significantly differs from IAS 39, “Financial Instruments: Recognition and Measurement”, and includes a logical model for classification and measurement, a single, forward-looking ‘expected loss’ impairment model and a substantially-reformed approach to hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company is in the process of evaluating the impact of the new standard on its consolidated financial statements.

Amendments to IAS 16 Property, plant and equipment and IAS 38 Intangible assets

In May 2014, the IASB issued limited-scope amendments to IAS 16, “Property, plant and equipment” and IAS 38, “Intangible assets”, to clarify the use of a revenue-based depreciation or amortization method. With respect to property, plant and equipment, the IASB has clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. With respect to intangible assets, the amended standard incorporates a rebuttable presumption that an amortization method based on the revenue generated by an activity that includes the use of an intangible asset is inappropriate. The amendments are effective for annual periods beginning on or after January 1, 2016, with early application permitted. The Company believes that these amendments will not have any material impact on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements.

The new revenue recognition standard was issued with an effective date of January 1, 2017. However, in April 2015, the IASB voted to defer the effective date of the new revenue recognition standard to January 1, 2018. Early application of the new standard is permitted. The Company is in the process of evaluating the impact of the new standard on its consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3.	Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment.

The Company’s reportable operating segments are as follows:

•	Global Generics;
•	Pharmaceutical Services and Active Ingredients (“PSAI”); and
•	Proprietary Products.

Global Generics. This segment consists of the Company’s business of manufacturing and marketing prescription and over-the-counter finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of the Company’s biologics business.

Pharmaceutical Services and Active Ingredients. This segment includes the Company’s business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as “API” or bulk drugs, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes the Company’s contract research services business and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.

Proprietary Products. This segment consists of the Company’s differentiated formulations business, New Chemical Entities (“NCEs”) business, and the dermatology focused specialty business operated through Promius™ Pharma.

Others. This includes the operations of the Company’s wholly-owned subsidiary, Aurigene Discovery Technologies Limited, a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation and which works with established pharmaceutical and biotechnology companies in early-stage collaborations, bringing drug candidates from hit generation through Investigational New Drug (“IND”) filing.

The measurement of each segment’s revenues, expenses and assets is consistent with the accounting policies that are used in preparation of the Company’s consolidated financial statements.

Information about segments:	For the six months ended September 30, 2015

Segments	Global Generics	PSAI	Proprietary Products	Others	Total

Revenues (1)(2)	Rs.63,729	Rs.11,532	Rs.1,360	Rs.846	Rs.77,467

Gross profit	Rs.42,975	Rs.2,858	Rs.1,138	Rs.444	Rs.47,415
Selling, general and administrative expenses					22,031
Research and development expenses					8,860
Other (income)/expense, net					(445)

Results from operating activities					Rs.16,969
Finance (expense)/income, net					0
Share of profit of equity accounted investees, net of tax					106

Profit before tax					Rs.17,075
Tax expense					3,600

Profit for the period					Rs.13,475

(1)	Segment revenue for the six months ended September 30, 2015 does not include inter-segment revenues from the PSAI segment to the Global Generics segment, which is accounted for at a cost of Rs.2,702.

(2)

During the three months ended June 30, 2015, there was a change in the monitoring of performance of one product from the Global Generics segment to the Proprietary Products segment. Consequently, revenues and gross profit from such product for the three months and six months ended September 30, 2014 have been reclassified to conform to the change.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3. Segment reporting (continued)

Information about segments:	For the six months ended September 30, 2014

Segments	Global Generics	PSAI	Proprietary Products	Others	Total

Revenues (1)	Rs.57,345	Rs.11,930	Rs.1,130	Rs.649	Rs.71,054

Gross profit	Rs.37,761	Rs.2,946	Rs.957	Rs.166	Rs.41,830
Selling, general and administrative expenses					21,352
Research and development expenses					7,988
Other (income)/expense, net					(450)

Results from operating activities					Rs.12,940
Finance (expense)/income, net					902
Share of profit of equity accounted investees, net of tax					104

Profit before tax					Rs.13,946
Tax expense					2,701

Profit for the period					Rs.11,245

(1)	Segment revenue for the six months ended September 30, 2014 does not include inter-segment revenues from the PSAI segment to the Global Generics segment, which is accounted for at a cost of Rs.3,718.

Information about segments:	For the three months ended September 30, 2015

Segments	Global Generics	PSAI	Proprietary Products	Others	Total

Revenues (1)	Rs.32,768	Rs.5,918	Rs.663	Rs.540	Rs.39,889

Gross profit	Rs.22,058	Rs.1,526	Rs.561	Rs.323	Rs.24,468
Selling, general and administrative expenses					11,058
Research and development expenses					4,473
Other (income)/expense, net					(320)

Results from operating activities					Rs.9,257
Finance (expense)/income, net					(216)
Share of profit of equity accounted investees, net of tax					57

Profit before tax					Rs.9,098
Tax expense					1,880

Profit for the period					Rs.7,218

(1)

Segment revenue for the three months ended September 30, 2015 does not include inter-segment revenues from the PSAI segment to the Global Generics segment, which is accounted for at a cost of Rs.1,498.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3. Segment reporting (continued)

Information about segments:	For the three months ended September 30, 2014

Segments	Global Generics	PSAI	Proprietary Products	Others	Total

Revenues (1)	Rs.28,606	Rs.6,392	Rs.560	Rs.321	Rs.35,879

Gross profit	Rs.18,707	Rs.1,712	Rs.486	Rs.81	Rs.20,986
Selling, general and administrative expenses					10,673
Research and development expenses					4,113
Other (income)/expense, net					(265)

Results from operating activities					Rs.6,465
Finance (expense)/income, net					421
Share of profit of equity accounted investees, net of tax					51

Profit before tax					Rs.6,937
Tax expense					1,196

Profit for the period					Rs.5,741

(1)	Segment revenue for the three months ended September 30, 2014 does not include inter-segment revenues from the PSAI segment to the Global Generics segment, which is accounted for at a cost of Rs.1,910.

Analysis of revenue by geography:

The following table shows the distribution of the Company’s revenues by geography, based on the location of the customers:

	Six months ended September 30,		Three months ended September 30,

Country	2015	2014	2015	2014

India	Rs.11,532	Rs.10,469	Rs.6,188	Rs.5,695
United States	39,616	32,739	19,792	15,560
Russia	5,237	8,332	2,934	4,134
Others	21,082	19,514	10,975	10,490

	Rs.77,467	Rs.71,054	Rs.39,889	Rs.35,879

4. Acquisition of select products portfolio of UCB

On April 1, 2015, the Company entered into a definitive agreement with UCB India Private Limited and other UCB group companies (together referred to as “UCB”) to acquire a select portfolio of products business in the territories of India, Nepal, Sri Lanka and Maldives. The transaction includes approximately 350 employees engaged in operations of the acquired India business. The acquisition is expected to strengthen the Company’s presence in the areas of dermatology, respiratory and pediatric products.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

4. Acquisition of select products portfolio of UCB (continued)

The total purchase consideration was Rs.8,000. The acquisition was closed on June 16, 2015. The Company has accounted for the transaction under IFRS 3, Business Combinations, and allocated the aggregate purchase consideration as follows:

Particulars	Amount

Total consideration	Rs.8,000
Identifiable assets acquired
Current assets	225
Property, plant and equipment	6
Other intangible assets:
Product related intangibles	6,734
Marketing rights	743
Liabilities assumed
Current liabilities	(31)

Total identifiable net assets	Rs.7,677
Goodwill	Rs.323

The total goodwill of Rs.323 is attributable primarily to the acquired employee workforce, intangible assets that do not qualify for separate recognition and the expected synergies.

Acquisition related costs of Rs.9 were excluded from the consideration transferred and were recognized as expense in the unaudited condensed consolidated interim income statement for the six months ended September 30, 2015.

Out of the total purchase consideration of Rs.8,000, the Company paid Rs.7,936 to UCB as of September 30, 2015.

The amount of revenue included in the unaudited condensed consolidated interim income statement since June 16, 2015 pertaining to the business acquired from UCB was Rs.391 and Rs.451 for the three months and six months ended September 30, 2015, respectively.

No pro-forma information is disclosed in these unaudited condensed consolidated interim financial statements, as the impact of this acquisition on these unaudited condensed consolidated interim financial statements is immaterial.

5. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of

	September 30, 2015	March 31, 2015

Cash balances	Rs.3	Rs.3
Balances with banks	3,174	3,939
Term deposits with banks (original maturities up to 3 months)	3,504	1,452

Cash and cash equivalents in the statement of financial position	6,681	5,394
Bank overdrafts used for cash management purposes	-	-

Cash and cash equivalents in the statement of cash flow	Rs.6,681	Rs.5,394

Cash and cash equivalents included restricted cash of Rs.2,928 and Rs.1,971, respectively, as of September 30, 2015 and March 31, 2015, which consisted of:

•	Rs.65 as of September 30, 2015 and Rs.57 as of March 31, 2015, representing amounts in the Company’s unclaimed dividend and debenture interest accounts;

•	Rs.2,852 as of September 30, 2015 and Rs.1,796 as of March 31, 2015, representing cash and cash equivalents of the Company’s subsidiary in Venezuela, which are subject to foreign exchange controls;

•

Rs.0 as of September 30, 2015 and Rs.107 as of March 31, 2015, representing amounts deposited as security for a bond executed for an environmental liability relating to the Company’s site in Mirfield, United Kingdom; and

•	Rs.11 as of September 30, 2015 and Rs.11 as of March 31, 2015, representing other restricted cash amounts.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

6.	Other investments

Other investments consist of investments in units of mutual funds, equity securities and term deposits (i.e., certificates of deposit having an original maturity period exceeding 3 months) with banks. The details of such investments as of September 30, 2015 are as follows:

	Cost	Gain recognized directly in equity	Fair value

Investment in units of mutual funds	Rs.16,075	Rs.942	Rs.17,017
Investment in equity securities(1)	1,456	755	2,211
Term deposits with banks	10,588	-	10,588

	Rs.28,119	Rs.1,697	Rs.29,816

Current portion
Investment in units of mutual funds	Rs.15,862	Rs.926	Rs.16,788
Term deposits with banks	10,581	-	10,581

	Rs.26,443	Rs.926	Rs.27,369

Non-current portion
Investment in units of mutual funds	Rs.213	Rs.16	Rs.229
Investment in equity securities(1)	1,456	755	2,211
Term deposits with banks	7	-	7

	Rs.1,676	Rs.771	Rs.2,447

As of March 31, 2015, the details of such investments are as follows:

	Cost	Gain recognized directly in equity	Fair value

Investment in units of mutual funds	Rs.21,237	Rs.404	Rs.21,641
Investment in equity securities(1)	1,456	1,131	2,587
Term deposits with banks	12,848	-	12,848

	Rs.35,541	Rs.1,535	Rs.37,076

Current portion
Investment in units of mutual funds	Rs.21,024	Rs.398	Rs.21,422
Term deposits with banks	12,837	-	12,837

	Rs.33,861	Rs.398	Rs.34,259

Non-current portion
Investment in units of mutual funds	Rs.213	Rs.6	Rs.219
Investment in equity securities(1)	1,456	1,131	2,587
Term deposits with banks	11	-	11

	Rs.1,680	Rs.1,137	Rs.2,817

(1) Primarily represents the shares of Curis, Inc. Refer to Note 25 of these unaudited condensed consolidated interim financial statements for further details.

7.	Inventories

Inventories consist of the following:

	As of

	September 30, 2015	March 31, 2015

Raw materials	Rs.6,242	Rs.6,753
Packing materials, stores and spares	2,112	1,981
Work-in-progress	7,081	6,769
Finished goods	11,712	10,026

	Rs.27,147	Rs.25,529

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

7.	Inventories (continued)

The above table includes inventories of Rs.770 and Rs.901 which are carried at fair value less cost to sell, as at September 30, 2015 and March 31, 2015, respectively.

For the three months and six months ended September 30, 2015, the Company recorded inventory write-downs of Rs.513 and Rs.1,002, respectively (as compared to Rs.585 and Rs.1,306 for the three months and six months ended September 30, 2014, respectively). These adjustments were included in cost of revenues.

Cost of revenues for the three months and six months ended September 30, 2015 includes raw materials, consumables and changes in finished goods and work in progress recognized in the income statement of Rs.8,128 and Rs.16,033, respectively (as compared to Rs.8,451 and Rs.16,294 for the three months and six months ended September 30, 2014, respectively). Cost of revenues for the three months and six months ended September 30, 2015 includes other expenditures recognized in the income statement of Rs.7,293 and Rs.14,019, respectively (as compared to Rs.6,442 and Rs.12,930 for the three months and six months ended September 30, 2014, respectively).

8.	Hedges of foreign currency risks

The Company is exposed to exchange rate risk that arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles, Venezuelan bolivars and Euros, and foreign currency debt in U.S. dollars, Russian roubles and Euros.

The Company uses forward contracts, option contracts and currency swap contracts (collectively, “derivatives”) to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy.

In respect of all of its foreign exchange derivative contracts, the Company has recorded, as part of finance costs, a net loss of Rs.416 and Rs.666 for the three months and six months ended September 30, 2015, respectively (as compared to a net gain of Rs.260 and Rs.762 for the three months and six months ended September 30, 2014, respectively).

Hedges of highly probable forecasted transactions

The Company classifies its derivative contracts that hedge foreign currency exchange rate risks associated with its highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded as a component of equity within the Company’s “hedging reserve”, and re-classified in the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions. The ineffective portion of such cash flow hedges is immediately recorded in the income statement as a finance cost.

The Company also designates certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for the hedge of foreign currency exchange rate risks associated with highly probable forecasted transactions and, accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain/loss on such non-derivative financial liabilities is recorded as a component of equity within the Company’s “hedging reserve”, and re-classified in the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions.

In respect of the aforesaid hedges of highly probable forecasted transactions, the Company has recorded, as a component of equity, a net gain of Rs.230 and Rs.390 for the three months and six months ended September 30, 2015, respectively (as compared to a net loss of Rs.166 and Rs.285 for the three months and six months ended September 30, 2014, respectively). The Company also recorded, as part of revenue, a net loss of Rs.269 and Rs.560 for the three months and six months ended September 30, 2015, respectively (as compared to a net gain of Rs.67 and Rs.128 for the three months and six months ended September 30, 2014, respectively).

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a loss of Rs.1,414 and Rs.1,805 as of September 30, 2015 and March 31, 2015, respectively.

Hedges of recognized assets and liabilities

Changes in the fair value of forward contracts and option contracts that economically hedge monetary assets and liabilities in foreign currencies, and for which no hedge accounting is applied, are recognized in the income statement. The changes in fair value of these forward contracts and option contracts, as well as the foreign exchange gains and losses relating to the monetary items, are recognized as part of “net finance costs”.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

9.	Financial instruments

Non-derivative financial instruments

Non-derivative financial instruments consists of investments in mutual funds, equity and debt securities, trade receivables, certain other assets, cash and cash equivalents, loans and borrowings, trade payables and certain other liabilities.

Derivative financial instruments

The Company uses forward contracts, futures contracts, swaps and option contracts (collectively, “derivative contracts”) to mitigate its risk of changes in foreign currency exchange rates. The Company uses interest rate swaps (including cross currency interest rate swaps) to mitigate the risk of changes in interest rates.

Financial instruments by category

The carrying value and fair value of financial instruments by each category as at September 30, 2015 were as follows:

	Note	Loans and receivables	Available for sale	Other financial liabilities	Derivative financial instruments	Total carrying value	Total fair value

Assets:
Cash and cash equivalents	5	Rs.6,681	Rs.-	Rs.-	Rs.-	Rs.6,681	Rs.6,681
Other investments	6	10,588	19,228	-	-	29,816	29,816
Trade and other receivables		42,840	-	-	-	42,840	42,840
Derivative financial instruments		-	-	-	206	206	206
Other assets(1)		2,100	-	-	-	2,100	2,100

Total		Rs.62,209	Rs.19,228	Rs.-	Rs.206	Rs.81,643	Rs.81,643

Liabilities:
Trade and other payables		Rs.-	Rs.-	Rs.12,766	Rs.-	Rs.12,766	Rs.12,766
Derivative financial instruments		-	-	-	36	36	36
Long-term borrowings	13	-	-	10,724	-	10,724	10,724
Short-term borrowings	13	-	-	26,349	-	26,349	26,349
Other liabilities and provisions(2)		-	-	21,222	-	21,222	21,222

Total		Rs.-	Rs.-	Rs.71,061	Rs.36	Rs.71,097	Rs.71,097

The carrying value and fair value of financial instruments by each category as at March 31, 2015 were as follows:

	Note	Loans and receivables	Available for sale	Other financial liabilities	Derivative financial instruments	Total carrying value	Total fair value

Assets:
Cash and cash equivalents	5	Rs.5,394	Rs.-	Rs.-	Rs.-	Rs.5,394	Rs.5,394
Other investments	6	12,848	24,228	-	-	37,076	37,076
Trade and other receivables		40,755	-	-	-	40,755	40,755
Derivative financial instruments		-	-	-	800	800	800
Other assets(1)		1,585	-	-	-	1,585	1,585

Total		Rs.60,582	Rs.24,228	Rs.-	Rs.800	Rs.85,610	Rs.85,610

Liabilities:
Trade and other payables		Rs.-	Rs.-	Rs.10,660	Rs.-	Rs.10,660	Rs.10,660
Derivative financial instruments		-	-	-	462	462	462
Long-term borrowings	13	-	-	21,289	-	21,289	21,289
Short-term borrowings	13	-	-	21,857	-	21,857	21,857
Other liabilities and provisions(2)		-	-	19,440	-	19,440	19,440

Total		Rs.-	Rs.-	Rs.73,246	Rs.462	Rs.73,708	Rs.73,708

(1)

Other assets that are not financial assets (such as receivables from statutory authorities, export benefit receivables, prepaid expenses, advances paid and certain other assets) of Rs.10,722 and Rs.12,278 as of September 30, 2015 and March 31, 2015, respectively, are not included.

(2)

Other liabilities that are not financial liabilities (such as statutory dues payable, deferred revenue, advances from customers and certain other accruals) of Rs.8,014 and Rs.7,993 as of September 30, 2015 and March 31, 2015, respectively, are not included.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

9. Financial instruments (continued)

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of September 30, 2015:

Particulars	Level 1	Level 2	Level 3	Total

Available for sale - Financial asset - Investments in units of mutual funds	Rs.17,017	Rs.-	Rs.-	Rs.17,017
Available for sale - Financial asset - Investment in equity securities	2,211	-	-	2,211
Derivative financial instruments - gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)	-	170	-	170

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2015:

Particulars	Level 1	Level 2	Level 3	Total

Available for sale - Financial asset - Investments in units of mutual funds	Rs.21,641	Rs.-	Rs.-	Rs.21,641
Available for sale - Financial asset - Investment in equity securities	2,587	-	-	2,587
Derivative financial instruments - gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)	-	338	-	338

(1) The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black-Scholes-Merton models (for option valuation), using present value calculations.

The models incorporate various inputs, including foreign exchange spot and forward rates, interest rate curves and forward rate curves. As at September 30, 2015 and March 31, 2015, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

10.  Property, plant and equipment

Acquisitions and disposals

During the six months ended September 30, 2015, the Company acquired assets at an aggregate cost of Rs.5,845 (as compared to a cost of Rs.4,956 and Rs.10,025 for the six months ended September 30, 2014 and the year ended March 31, 2015, respectively).

Assets with a net book value of Rs.48 were disposed of during the six months ended September 30, 2015 (as compared to Rs.124 and Rs.315 for the six months ended September 30, 2014 and the year ended March 31, 2015, respectively), resulting in a net loss on disposal of Rs.22 for the six months ended September 30, 2015 (as compared to net loss of Rs.40 and Rs.144 for the six months ended September 30, 2014 and the year ended March 31, 2015, respectively).

Depreciation expense for the three months and six months ended September 30, 2015 was Rs.1,606 and Rs.3,125, respectively (as compared to Rs.1,410 and Rs.2,727 for the three months and six months ended September 30, 2014, respectively).

Capital commitments

As of September 30, 2015 and March 31, 2015, the Company was committed to spend approximately Rs.5,508 and Rs.4,173, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchases.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

11.  Goodwill

Goodwill arising upon business acquisitions is not amortized but tested for impairment at least annually or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

The following table presents the changes in goodwill for the six months ended September 30, 2015 and the year ended March 31, 2015:

	As of

	September 30, 2015	March 31, 2015

Opening balance, gross (1)	Rs.19,654	Rs.19,702
Goodwill arising on business combinations during the period(2) (3)	323	203
Effect of translation adjustments during the period	113	(251)
Impairment loss(4)	(16,274)	(16,274)

Closing balance (1)	Rs.3,816	Rs.3,380

(1)	This does not include goodwill arising upon investment in an associate of Rs.181, which is included in the carrying value of the investment in the equity accounted investee.

(2)

Rs.323 represents goodwill arising from the acquisition of a select portfolio of products business from UCB during the three months ended June 30, 2015. Refer to Note 4 of these unaudited condensed consolidated interim financial statements for further details.

(3)

Rs.203 represents goodwill arising from the acquisition of net assets from Cherokee Pharma LLC during the year ended March 31, 2015. Total purchase consideration was Rs.292 and the fair value of the net assets acquired was Rs.89. The amount of goodwill is primarily attributable to the acquired workforce and expected synergies. The acquisition was not material to the Company and, accordingly, no further disclosures have been made in the consolidated financial statements of the Company.

(4)

The impairment loss of Rs.16,274 includes Rs.16,003 pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment. This impairment loss was recorded for the years ended March 31, 2009 and 2010.

12.  Other intangible assets

During the three months and six months ended September 30, 2015, the Company acquired intangible assets at an aggregate cost of Rs.675 and Rs.8,388, respectively (as compared to a cost of Rs.121 and Rs.292 for the three months and six months ended September 30, 2014, respectively and Rs.5,840 for the year ended March 31, 2015), including assets acquired through business combinations of Rs.0 and Rs.7,477 for the three months and six months ended September 30, 2015 (as compared to a cost of Rs.56 for the three months and six months ended September 30, 2014 and Rs.60 for the year ended March 31, 2015).

Additions to intangible assets during the three months ended September 30, 2015 include Rs.606 (U.S.$9.25) representing the upfront consideration for the purchase of rights relating to an innovative prescription product forming a part of the Company’s Proprietary Products segment. Refer to Note 27 of these unaudited condensed consolidated interim financial statements for further details.

Intangible assets acquired through business combination during the six months ended September 30, 2015 represents assets related to the acquisition from UCB of a select portfolio of products business. Refer to Note 4 of these unaudited condensed consolidated interim financial statements for further details.

Selling, general and administrative expenses include Rs.838 and Rs.1,559 of amortization of other intangible assets for the three months and six months ended September 30, 2015, respectively (as compared to Rs.548 and Rs.1,103 for the three months and six months ended September 30, 2014, respectively). Research and development expenses include Rs.22 and Rs.49 of amortization of other intangible assets for the three months and six months ended September 30, 2015, respectively (as compared to Rs.0 for the three months and six months ended September 30, 2014).

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

13.  Borrowings

Short term borrowings

The Company had net short term borrowings of Rs.26,349 as of September 30, 2015, as compared to Rs.21,857 as of March 31, 2015. The borrowings primarily consist of “packing credit” loans drawn by the parent company and an unsecured loan drawn by Dr. Reddy’s Laboratories SA (one of the Company’s subsidiaries in Switzerland).

Short term borrowings consist of the following:

	As at

	September 30, 2015	March 31, 2015

Packing credit borrowings	Rs.20,938	Rs.20,857
Other foreign currency borrowings	5,411	-
Other rupee borrowings	-	1,000

	Rs.26,349	Rs.21,857

An interest rate profile of short term borrowings from banks is given below:

As at

	September 30, 2015		March 31, 2015

	Currency	Interest Rate	Currency	Interest Rate

Packing credit borrowings	USD	LIBOR + 10 to 15 bps	USD	LIBOR + 10 to 40 bps
	EURO	LIBOR + 7.5 to 20 bps	EURO	LIBOR + 7.5 to 20 bps
	RUB	12.30% to 13.5%	RUB	9.80% to 22.30%
Other foreign currency borrowings	USD	LIBOR + 40 bps	-	-
Other rupee borrowings	-	-	INR	10%

Long-term borrowings

Long-term borrowings consist of the following:

	As at

	September 30, 2015	March 31, 2015

Foreign currency borrowing by the Company’s Swiss Subsidiary(1)	Rs.-	Rs.10,292
Foreign currency borrowing by the parent company	9,838	9,375
Foreign currency borrowing by the Company’s U.K. Subsidiary(1)	-	740
Obligations under finance leases	886	862

	Rs.10,724	Rs.21,269

Current portion
Foreign currency borrowing by the Company’s Swiss Subsidiary(1)	Rs.-	Rs.6,875
Obligations under finance leases	92	87

	Rs.92	Rs.6,962

Non-current portion
Foreign currency borrowing by the Company’s Swiss Subsidiary(1)	Rs.-	Rs.3,417
Foreign currency borrowing by the parent company	9,838	9,375
Foreign currency borrowing by the Company’s U.K. Subsidiary(1)	-	740
Obligations under finance leases	794	775

	Rs.10,632	Rs.14,307

(1)	During the six months ended September 30, 2015, the Company’s U.K Subsidiary and Swiss Subsidiary repaid the foreign currency borrowings.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

13.  Borrowings (continued)

Long-term borrowings (continued)

In the above table, the term “Swiss Subsidiary” refers to Dr. Reddy’s Laboratories, SA and the term “U.K. Subsidiary” refers to Dr. Reddy’s Laboratories (EU) Limited.

Long-term borrowing of Swiss Subsidiary

During the year ended March 31, 2012, Dr. Reddy’s Laboratories, SA (one of the Company’s subsidiaries in Switzerland) (the “Swiss Subsidiary”) borrowed U.S.$220 from certain institutional lenders. The Swiss Subsidiary is required to repay the loan in eight equal quarterly installments commencing at the end of the 39th month and continuing until the end of the 60th month from September 30, 2011. The parent company has guaranteed all obligations of the Swiss Subsidiary under the loan agreement.

As part of this arrangement, the Company incurred U.S.$3.73 in arrangement fees and other administrative charges. The Company accounted for these costs as transaction costs under IAS 39 and they are being amortized over the term of the loan using the effective interest method.

During the three months ended June 30, 2015, the Swiss subsidiary repaid the third installment of U.S.$27.5 due under the loan agreement.

During the three months ended September 30, 2015, the Swiss Subsidiary repaid the entire amount of U.S.$137.5 outstanding under the loan arrangement (U.S.$27.5 as per the normal repayment schedule and a prepayment of U.S.$110). Consequently, the unamortized portion of arrangement fees and other administrative charges amounting to U.S.$0.26 was recognized as finance cost during the three months ended September 30, 2015.

Further, during the three months ended September 30, 2015, a short-term borrowing of U.S.$82.5 and a packing credit borrowing of U.S.$27.5 were taken by the Swiss Subsidiary and by the parent company, respectively. As both these loans are repayable within a period of 12 months, they are disclosed as part of short-term borrowings.

Long-term borrowing of the parent company

During the year ended March 31, 2014, the Company borrowed U.S.$150. The Company is required to repay the loan in five equal quarterly installments commencing at the end of the 54th month and continuing until the end of the 66th month after August 12, 2013.

The loan agreement imposes various financial covenants on the Company. As of September 30, 2015, the Company was in compliance with such financial covenants.

The interest rate profile of long-term loans and borrowings (other than obligations under finance leases) is given below:

As at

	September 30, 2015		March 31, 2015

	Currency	Interest Rate	Currency	Interest Rate

Foreign currency borrowings	USD -	LIBOR+125bps -	USD GBP	LIBOR+100 to 125 bps LIBOR+130 bps

Undrawn lines of credit from bankers

The Company had undrawn lines of credit of Rs.14,366 and Rs.10,438 as of September 30, 2015 and March 31, 2015, respectively, from its banks for working capital requirements. The Company has the right to draw upon these lines of credit based on its requirements.

Non-derivative financial liabilities designated as cash flow hedges

The Company has designated some of its foreign currency borrowings from banks (non-derivative financial liabilities) as hedging instruments for hedge of foreign currency risk associated with highly probable forecasted sales transactions and, accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain/loss on such non-derivative financial liabilities is recorded in the Company’s hedging reserve as a component of equity and re-classified to the income statement as revenue in the period corresponding to the occurrence of the forecasted sales transactions. The carrying value of such non-derivative financial liabilities as of September 30, 2015 and March 31, 2015 was Rs.7,215 and Rs.10,313, respectively.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

14. Other (income)/expense, net

	Six months ended September 30,		Three months ended September 30,

	2015	2014	2015	2014

Loss/(profit) on sale/disposal of property, plant and
equipment and other intangibles, net	Rs.22	Rs.40	Rs.(4)	Rs.(0)
Sale of spent chemical	(161)	(295)	(84)	(145)
Miscellaneous income	(306)	(195)	(232)	(120)

	Rs.(445)	Rs.(450)	Rs.(320)	Rs.(265)

15.  Finance (expense)/income, net

Finance (expense)/income, net consists of the following:

	Six months ended September 30,		Three months ended September 30,

	2015	2014	2015	2014

Interest income	Rs.637	Rs.482	Rs.285	Rs.258
Dividend and profit on sale of other investments	335	247	102	194
Foreign exchange gain/(loss), net(1)	(476)	719	(388)	243
Interest expense	(496)	(546)	(215)	(274)

	Rs.0	Rs.902	Rs.(216)	Rs.421

(1) During the three months and six months ended September 30, 2015, the Company recorded a foreign exchange loss of Rs.40 and Rs.139 on translation of certain monetary assets and liabilities of its subsidiary in Venezuela. Refer to Note 23 of these unaudited condensed consolidated interim financial statements for further details.

16.  Share capital and share premium

During the six months ended September 30, 2015 and 2014, 207,341 and 256,971 equity shares, respectively, were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Plan-2002 and Dr. Reddy’s Employees Stock Option Plan-2007. During the six months ended September 30, 2015, each of the options exercised had an exercise price of Rs.5, being equal to the par value of the underlying shares. During the six months ended September 30, 2014, an aggregate of 254,471 options having an exercise price of Rs.5 (based upon the par value of the underlying shares) were exercised and 2,500 options having an exercise price of Rs.448 (based upon the grant-date fair market value of the underlying shares) were exercised. The amount of grant date fair value previously recognized for these options has been transferred from “share based payment reserve” to “share premium” in the unaudited condensed consolidated statement of changes in equity.

17.  Employee stock incentive plans

Pursuant to the special resolutions approved by the shareholders in the Annual General Meetings held on September 24, 2001 and on July 27, 2005, respectively, the Company instituted the Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”) and the Dr. Reddy’s Employees ADR Stock Option Plan-2007 (the “DRL 2007 Plan”), each of which allows for grants of stock options to eligible employees.

The terms and conditions of the grants made during the six months ended September 30, 2015 under the above plans were as follows:

Particulars	Number of instruments	Exercise price	Vesting period	Contractual life

DRL 2002 Plan	102,224	Rs.5.00	1 to 4 years	5 years
DRL 2007 Plan	40,184	Rs.5.00	1 to 4 years	5 years

The above grants were made on May 11, 2015.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

17.	Employee stock incentive plans (continued)

The terms and conditions of the grants made during the six months ended September 30, 2014 under the above plans were as follows:

Particulars	Number of instruments	Exercise price	Vesting period	Contractual life

DRL 2002 Plan	230,840	Rs.5.00	1 to 4 years	5 years
DRL 2007 Plan	45,796	Rs.5.00	1 to 4 years	5 years

The above grants were made on July 14, 2014, June 15, 2014 and May 25, 2014.

The weighted average inputs used in computing the fair value of such grants were as follows:

	May 11, 2015	July 14, 2014	June 15, 2014	May 25, 2014

Expected volatility	25.98%	23.20%	23.15%	22.52%
Exercise price	Rs.5.00	Rs.5.00	Rs.5.00	Rs.5.00
Option life	2.5 Years	2.5 Years	2.5 Years	2.5 Years
Risk-free interest rate	7.87%	8.55%	8.38%	8.50%
Expected dividends	0.60%	0.67%	0.74%	0.78%
Grant date share price	Rs.3,359.70	Rs.2,695.00	Rs.2,445.15	Rs.2,308.70

In addition to the above, during the year ended March 31, 2015, the Company adopted a new program to grant performance linked stock options to certain employees under the DRL 2002 Plan and the DRL 2007 Plan. Under this program, performance targets are measured each year against pre-defined interim targets over the three year period ending on March 31, 2017 and eligible employees are granted stock options upon meeting such targets. The stock options so granted are ultimately vested with the employees who meet subsequent service vesting conditions which range from 1 to 4 years. After vesting, such stock options generally have a maximum contractual term of five years.

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options has been measured using the Black-Scholes-Merton valuation model at the date of the grant.

Share-based payment expense

For the three months and six months ended September 30, 2015, the Company recorded employee share based payment expense of Rs.126 and Rs.232, respectively (as compared to Rs.135 and Rs.230 for the three months and six months ended September 30, 2014, respectively). As of September 30, 2015, there was approximately Rs.694 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 3.40 years.

18. Employee benefit plans

Gratuity benefits provided by the parent company

In accordance with applicable Indian laws, the Company has a defined benefit plan which provides for gratuity payments (the “Gratuity Plan”) and covers certain categories of employees in India. The Gratuity Plan provides a lump sum gratuity payment to eligible employees at retirement or termination of their employment. The amount of the payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”) to fund the Gratuity plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are primarily invested in Indian government bonds and corporate debt securities. A small portion of the fund is also invested in equity securities of Indian companies.

For the three months and six months ended September 30, 2015, the net periodic benefit cost was Rs.46 and Rs.91, respectively (as compared to Rs.44 and Rs.89 for the three months and six months ended September 30, 2014, respectively).

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

18. Employee benefit plans (continued)

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize it in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this benefit was Rs.646 and Rs.616 as at September 30, 2015 and March 31, 2015, respectively.

Long term incentive plan

Certain senior management employees of the Company participate in a long term incentive plan which is aimed at rewarding the individual, based on performance of such individual, their business unit/function and the Company as a whole, with significantly higher rewards for superior performances. The total liability recorded by the Company towards this benefit was Rs.571 and Rs.323 as at September 30, 2015 and March 31, 2015, respectively.

19. Income taxes

Income tax expense is recognized based on the Company’s best estimate of the average annual income tax rate for the fiscal year applied to the pre-tax income of the interim period. The average annual income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. The difference between the estimated average annual income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of differences between Indian and foreign tax rates, expenses that are not deductible for tax purposes, income exempted from income taxes, and effects of changes in tax laws and rates.

The Company’s consolidated weighted average tax rates were 20.7% and 21.1% for the three months and six months ended September 30, 2015, respectively (as compared to 17.2% and 19.4% for the three months and six months ended September 30, 2014, respectively). Such increases in the Company’s consolidated weighted average tax rate was primarily due to non-recognition of certain deferred tax assets, as the Company believes that availability of taxable profits against which the temporary differences can be utilized is not probable.

Income tax expenses were Rs.1,880 and Rs.3,600 for the three months and six months ended September 30, 2015, respectively (as compared to Rs.1,196 and Rs.2,701 for the three months and six months ended September 30, 2014, respectively).

Total tax benefits of Rs.140 and tax expenses of Rs.210 were recognized directly in the equity for the three months and six months ended September 30, 2015, respectively (as compared to tax benefits of Rs.36 and Rs.6 for the three and six months ended September 30, 2014, respectively). Such tax expenses and benefits were primarily due to tax effects on the changes in fair value of available for sale financial instruments and on the foreign exchange gain or loss on cash flow hedges. Refer to Note 8 of these unaudited condensed consolidated interim financial statements for further details on cash flow hedges.

20. Related parties

During the six months ended September 30, 2015, the Company entered into transactions with the following related parties:

•	Green Park Hotel and Resorts Limited for hotel services;

•	Dr. Reddy’s Foundation towards contributions for social development;

•	Pudami Educational Society towards contributions for social development;

•	Dr. Reddy’s Institute of Life Sciences for research and development services; and

•	Stamlo Hotels Private Limited for hotel services.

These are enterprises over which key management personnel have control or significant influence. “Key management personnel” consists of the Company’s Directors and members of the Company’s Management Council.

The Company has also entered into cancellable operating lease transactions with key management personnel and their relatives.

Further, the Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund, which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

20. Related parties (continued)

The following is a summary of significant related party transactions:

	Six months ended September 30,		Three months ended September 30,

	2015	2014	2015	2014

Purchases of raw materials(1)	Rs.-	Rs.5	Rs.-	Rs.-
Research and development services received	50	51	23	29
Contributions towards social development	125	111	77	56
Hotel expenses paid	20	20	12	9
Lease rentals paid under cancellable operating leases to key management personnel and their relatives	18	19	9	10

(1)

The figures for the three months and six months ended September 30, 2014 include transactions with Ecologic Chemicals Limited (“Ecologic”). Ecologic is not a related party of the Company as at and for the six months ended September 30, 2015 and, accordingly, the transactions with Ecologic during such period are not included in the above summary.

The Company had the following amounts due from related parties:

As at

	September 30, 2015	March 31, 2015

Key management personnel (towards rent deposits)	Rs.8	Rs.8

The Company had the following amounts due to related parties:

As at

	September 30, 2015	March 31, 2015

Due to related parties	Rs.0	Rs.4

The following table describes the components of compensation paid or payable to key management personnel:

	Six months ended September 30,		Three months ended September 30,

	2015	2014	2015	2014

Salaries and other benefits(1)	Rs.174	Rs.155	Rs.88	Rs.78
Contributions to defined contribution plans	10	8	5	4
Commission to directors	156	160	78	80
Share-based payments expense	34	34	18	23

Total	Rs.374	Rs.357	Rs.189	Rs.185

(1)

In addition to the above, the Company has accrued Rs.22 and Rs.58 towards a long term incentive plan for the services rendered by key management personnel for the three months and six months ended September 30, 2015, respectively. Refer to Note 18 of these unaudited condensed consolidated interim financial statements for further details.

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

21.	Disclosure of Expense by Nature

The following table shows supplemental information related to certain “nature of expense” items for the six months and three months ended September 30, 2015 and 2014, respectively.

	Six months ended September 30, 2015

Particulars	Cost of revenues	Selling, general and administrative expenses	Research and development expenses	Total

Employee benefits	Rs.4,646	Rs.8,277	Rs.2,449	Rs.15,372
Depreciation and amortization	2,324	1,881	528	4,733
	Six months ended September 30, 2014

Particulars	Cost of revenues	Selling, general and administrative expenses	Research and development expenses	Total

Employee benefits	Rs.4,832	Rs.7,771	Rs.1,873	Rs.14,476
Depreciation and amortization	1,969	1,447	414	3,830
	Three months ended September 30, 2015

Particulars	Cost of revenues	Selling, general and administrative expenses	Research and development expenses	Total

Employee benefits	Rs.2,381	Rs.4,222	Rs.1,267	Rs.7,870
Depreciation and amortization	1,197	1,010	259	2,466
	Three months ended September 30, 2014

Particulars	Cost of revenues	Selling, general and administrative expenses	Research and development expenses	Total

Employee benefits	Rs.2,397	Rs.3,878	Rs.1,037	Rs.7,312
Depreciation and amortization	1,015	712	231	1,958

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

22. Contingencies

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The more significant matters are discussed below. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company discloses information with respect to the nature and facts of the case. The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the legal proceedings or investigations referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, as it believes that possibility of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such proceedings were to result in judgments against the Company, such judgments could be material to its results of operations in a given period.

Product and patent related matters

Norfloxacin, India litigation

The Company manufactures and distributes Norfloxacin, a formulations product and in limited quantities, the active pharmaceutical ingredient norfloxacin. Under the Drugs Prices Control Order (the “DPCO”) the National Pharmaceutical Pricing Authority (the “NPPA”) established by the Government of India had the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the NPPA issued a notification and designated Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the NPPA for the upward revision of the maximum selling price and a writ petition in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favor of the Company; however it subsequently dismissed the case in April 2004.

The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India, New Delhi (the “Supreme Court”) by filing a Special Leave Petition, which is currently pending.

During the year ended March 31, 2006, the Company received a notice from the NPPA demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the NPPA, which was Rs.285 including interest. The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the NPPA, which was Rs.77. The Company deposited this amount with the NPPA in November 2005. In February 2008, the High Court directed the Company to deposit an additional amount of Rs.30, which was deposited by the Company in March 2008. In November 2010, the High Court allowed the Company’s application to include additional legal grounds that the Company believes will strengthen its defense against the demand. For example, the Company has added as grounds that trade margins should not be included in the computation of amounts overcharged, and that it is necessary for the NPPA to set the active pharmaceutical ingredient price before the process of determining the ceiling on the formulation price. In October 2013, the Company filed an additional writ petition before the Supreme Court challenging the inclusion of Norfloxacin as a “specified product” under the DPCO, which is currently pending. In January 2015, the NPPA filed a counter affidavit stating that the inclusion of Norfloxacin was based upon the recommendation of a committee consisting of experts in the field.

Based on its best estimate, the Company has recorded a provision for the potential liability related to the allegedly overcharged amount including interest thereon, and believes that possibility of any liability that may arise on account of penalties pursuant to this litigation is not probable. In the event the Company is unsuccessful in this litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and including penalties, if any, which amounts are not readily ascertainable.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

22. Contingencies (continued)

Product and patent related matters (continued)

Nexium United States litigations

Five federal antitrust class action lawsuits were brought on behalf of direct purchasers of Nexium®, and ten federal class action lawsuits were brought under both state and federal law on behalf of end-payors of Nexium®. These actions were filed against various generic manufacturers, including the Company and its U.S. subsidiary Dr. Reddy’s Laboratories, Inc. These actions were consolidated in the United States District Court for the District of Massachusetts.

The complaints alleged that AstraZeneca and the involved generic manufacturers settled patent litigation related to Nexium® capsules in ways that violated antitrust laws. The Company consistently maintained that its conduct complied with all applicable laws and that the complaints were without merit. In response to a motion for summary judgment made by the Company, the Court granted the motion in part and denied it in part, finding that the plaintiffs had failed to demonstrate that the Company’s settlement of patent litigation with AstraZeneca included any large or unjustified reverse payment, but preserving other claims for trial.

On October 20, 2014, the Company reached a settlement with all plaintiffs who had cases pending in the District of Massachusetts. The settlements with the class plaintiffs were subject to the Court’s approval. Under the terms of the settlement, the Company will not make any payment to the class plaintiffs.

The Court granted preliminary approval of the Company’s settlements with the class plaintiffs on January 28, 2015, and granted final approval of such settlements on September 29, 2015.

In addition, two complaints, similar in nature to those referenced above, were filed in the Court of Common Pleas in Philadelphia, Pennsylvania by plaintiffs who chose to opt out of the class action lawsuit. No dispositive motions have been filed in these actions.

Reclast and Zometa United States litigation

In January 2013, Novartis AG (“Novartis”) brought patent infringement actions against the Company and a number of other generic companies in the United States District Court for the District of New Jersey. Novartis asserted that the Company’s ANDA referencing Reclast® would infringe Novartis’ U.S. Patent No. 8,052,987 and that the Company’s ANDA referencing Zometa® would infringe Novartis’ U.S. Patent No. 8,324,189. In February 2013, Novartis sought a temporary restraining order and a preliminary injunction prohibiting the Company and the other generic defendants from launching generic equivalents to the Reclast® and Zometa® products. On March 1, 2013, the Court denied Novartis’ motion for a temporary restraining order.

Later in March 2013, the Company launched its generic version of Novartis’ Zometa® Injection (zoledronic acid, 4 mg/5mL product) and in April 2013, the Company launched its generic version of Novartis’ Reclast® Injection (zoledronic acid, 5 mg/100mL product). After the Company launched its products, Novartis withdrew its application for a preliminary injunction. The Company believes that the asserted patents are either invalid or not infringed by the Company’s products. Discovery in these cases continues and, as of the date of these unaudited condensed consolidated interim financial statements, no date for trial has been scheduled. No provision related to this litigation is made in these unaudited condensed consolidated interim financial statements as of September 30, 2015. If Novartis is ultimately successful in its patent infringement case, the Company could be required to pay damages related to the sale of its generic equivalents to the Reclast® and Zometa® products.

Child resistant packaging matter

In May 2012, the Consumer Product Safety Commission (“CPSC”) requested that Dr. Reddy’s Laboratories Inc., a wholly-owned subsidiary of the Company in the United States, provide certain information with respect to compliance with requirements of special packaging for child resistant blister packs for 6 products sold by the Company in the United States during the period commencing in 2002 through 2011. The Company provided the requested information. The CPSC subsequently alleged in a letter dated April 30, 2014 that the Company has violated the Consumer Product Safety Act (“CPSA”) and the Poison Prevention Packaging Act (“PPPA”) and intends to seek civil penalties. Specifically, the CPSC asserted, among other things, that from or about August 14, 2008 through June 1, 2012, the Company sold prescription drugs having unit dose packaging that failed to comply with the CPSC’s special child resistant packaging regulations under the PPPA and failed to issue general certificates of conformance. In addition, the CPSC asserted that the Company violated the CPSA by failing to immediately advise the CPSC of the alleged violations. The Company disagrees with the CPSC’s allegations and is engaged in discussions with the CPSC regarding its compliance with the regulations.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

22. Contingencies (continued)

Product and patent related matters (continued)

Simultaneously, the Department of Justice (the “DOJ”) had begun to investigate a complaint filed under the Federal False Claims Act related to these same issues. The Company cooperated with the DOJ in its investigation. On November 12, 2015, the Company received an order from the DOJ which states that the United States does not intend to intervene in this matter at this time and accordingly filed a Notice of Election to Decline Intervention.

However, the investigation by the CPSC is ongoing and at this stage of the proceedings, the Company cannot conclude that the likelihood of an unfavorable outcome is either probable or remote. Accordingly, no provision related to these investigations and claims is made in these unaudited condensed consolidated interim financial statements as of September 30, 2015. An unfavorable outcome in these matters could result in significant liabilities, which could have a material adverse effect on the Company.

Namenda United States Litigations

In August 2015, Sergeants Benevolent Assoc. Health & Welfare Fund (“Sergeants”) filed suit in the United States District Court for the Southern District of New York. Sergeants alleged that certain parties, including the Company, violated federal antitrust laws as a consequence of having settled patent litigation related to the anti-alzheimer’s drug Namenda® (memantine) tablets during a period from about 2009 until 2010. Sergeants seeks to represent a class of “end-payor” purchasers of Namenda® tablets (i.e., insurers, other third-party payors and consumers).

Sergeants seeks damages based upon an allegation made in the complaint that the defendants entered into patent settlements regarding Namenda® tablets for the purpose of delaying generic competition and facilitating the brand innovator’s attempt to shift sales from the original immediate release product to the more recently introduced extended release product. The Company believes that the complaint lacks merit and that the Company’s conduct complied with all applicable laws and regulations.

Three other class action complaints, containing similar allegations to the Sergeants complaint, have also been filed in the Southern District of New York. However, two of those complaints were voluntarily dismissed, and the other one does not name the Company as a defendant. In addition, the State of New York has pursued an antitrust case in the Southern District of New York and in the U.S. Court of Appeals for the Second Circuit. The case brought by the State of New York contains some (but not all) of the allegations set out in the class action complaints, but the Company has not been named as a party.

Environmental matters

Land pollution

The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of the then existing undivided state of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at Rs.0.0013 per acre for dry land and Rs.0.0017 per acre for wet land. Accordingly, the Company has paid a total compensation of Rs.3. The Company believes that the possibility of additional liability is remote. The Andhra Pradesh High Court disposed of the writ petition on February 12, 2013 and transferred the case to the National Green Tribunal (“NGT”), Chennai, India. The interim orders passed in the writ petitions will continue until the matter is decided by the NGT. The NGT has, through its order dated October 30, 2015, constituted a Fact Finding Committee. The NGT has also permitted the alleged polluting industries to appoint a person on their behalf in the Fact Finding Committee. The Company is awaiting a hearing on the said issue before the NGT.

Water pollution and air pollution

During the year ended March 31, 2012, the Company, along-with 14 other companies, received a notice from the Andhra Pradesh Pollution Control Board (“APP Control Board”) to show cause as to why action should not be initiated against them for violations under the Indian Water Pollution Act and the Indian Air Pollution Act. Furthermore, the APP Control Board issued orders to the Company to (i) stop production of all new products at the Company’s manufacturing facilities in Hyderabad, India without obtaining a “Consent for Establishment”, (ii) cease manufacturing products at such facilities in excess of certain quantities specified by the APP Control Board and (iii) furnish a bank guarantee to assure compliance with the APP Control Board’s orders.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

22. Contingencies (continued)

Environmental matters (continued)

The Company appealed the APP Control Board orders to the Andhra Pradesh Pollution Appellate Board (the “APP Appellate Board”). The APP Appellate Board, on the basis of a report of a fact-finding advisory committee, recommended to the Andhra Pradesh Government to allow expansion of units fully equipped with Zero-Liquid Discharge (“ZLD”) facilities and otherwise found no fault with the Company (on certain conditions). The APP Appellate Board’s decision was challenged by one of the petitioners in the National Green Tribunal and the matter is currently pending before it.

Separately, the Andhra Pradesh Government, following recommendations of the APP Appellate Board, published a notification in July 2013 that allowed expansion of production of all types of existing bulk drug and bulk drug intermediate manufacturing units subject to the installation of ZLD facilities and the outcome of cases pending in the National Green Tribunal. Importantly, the notification directed pollution load of industrial units to be assessed at the point of discharge (if any) as opposed to point of generation.

In September 2013, the Ministry of Environment and Forests, based on the revised Comprehensive Environment Pollution Index, issued a notification that re-imposed a moratorium on expansion of industries in certain areas where some of the Company’s manufacturing facilities are located. This notification overrides the Andhra Pradesh Government’s notification that conditionally permitted expansion.

Indirect taxes related matters

Assessable value of products supplied by a vendor to the Company

During the year ended March 31, 2003, the Central Excise Authorities of India (the “Central Excise Authorities”) issued a demand notice to a vendor of the Company regarding the assessable value of products supplied by this vendor to the Company. The Company has been named as a co-defendant in this demand notice. The Central Excise Authorities demanded payment of Rs.176 from the vendor, including penalties of Rs.90. Through the same notice, the Central Excise Authorities issued a penalty claim of Rs.70 against the Company. During the year ended March 31, 2005, the Central Excise Authorities issued an additional notice to this vendor demanding Rs.226 from the vendor, including a penalty of Rs.51. Through the same notice, the Central Excise Authorities issued a penalty claim of Rs.7 against the Company. Furthermore, during the year ended March 31, 2006, the Central Excise Authorities issued an additional notice to this vendor demanding Rs.34. The Company filed appeals against these notices with the Customs, Excise and Service Tax Appellate Tribunal (the “CESTAT”). In October 2006, the CESTAT passed an order in favor of the Company setting aside all of the above demand notices. In July 2007, the Central Excise Authorities appealed against CESTAT’s order in the Supreme Court of India, New Delhi. The matter is pending in the Supreme Court of India, New Delhi.

Distribution of input service tax credits

The Central Excise Authorities have issued various show cause notices to the Company objecting to the Company’s methodology of distributing input service tax credits claimed for one of the Company’s facilities. The below table shows the details of each of such show cause notices and the consequential actions on and status of the same.

Period covered under the notice	Amount demanded	Status
March 2008 to September 2009	Rs.102 plus 100% penalties and interest thereon	The Company has filed an appeal before the CESTAT.
October 2009 to March 2011	Rs.125 plus penalties of Rs.100 and interest thereon	The Company has filed an appeal before the CESTAT.
April 2011 to March 2012	Rs.51 plus interest and penalties	The Company has responded to such show cause notice and is currently awaiting a hearing with the Central Excise Commissioner.
April 2012 to March 2013	Rs.54 plus interest and penalties	The Company has responded to such show cause notice and is currently awaiting a hearing with the Central Excise Commissioner.
April 2013 to March 2014	Rs.69 plus interest and penalties	The Company has responded to such show cause notice and is currently awaiting a hearing with the Central Excise Commissioner.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

22. Contingencies (continued)

Indirect taxes related matters (continued)

The Company believes that the possibility of any liability that may arise on account of the allegedly inappropriate distribution of input service tax credits is not probable. Accordingly, no provision relating to these claims has been made in these unaudited condensed consolidated interim financial statements as of September 30, 2015.

Value Added Tax (“VAT”) matter

The Company received various show cause notices from the Government of Telangana’s Commercial Taxes Department objecting to the Company’s methodology of calculation of VAT input credit. The below table shows the details of each of such show cause notices and the consequential actions on and status of the same.

Period covered under the notice	Amount demanded	Status
April 2006 to March 2009	Rs.66 plus 10% penalty	The Company has filed an appeal before the Sales Tax Appellate Tribunal.
April 2009 to March 2011	Rs.59 plus 10% penalty	The Company has filed an appeal before the Sales Tax Appellate Tribunal.
April 2011 to March 2013	Rs.86 plus 10% penalty	The Appellate Deputy Commissioner passed an order partially in favor of the Company.

The Company has recorded a provision of Rs.41 for the six months ended September 30, 2015, and believes that the possibility of any further liability that may arise on account of the allegedly inappropriate claims to VAT credits is not probable.

Others

Additionally, the Company is in receipt of various show cause notices from the Indian Sales Tax authorities. The disputed amount is Rs.56. The Company has responded to such show cause notices and believes that the chances of any liability arising from such notices are less than probable. Accordingly, no provision is made in these unaudited condensed consolidated interim financial statements as of September 30, 2015.

Fuel Surcharge Adjustments

The Andhra Pradesh Electricity Regulatory Commission (the “APERC”) passed various orders approving the levy of Fuel Surcharge Adjustment (“FSA”) charges for the period from April 1, 2008 to March 31, 2013 by power distribution companies from all the consumers of electricity in the then existing undivided state of Andhra Pradesh, India where the Company’s headquarters and principal manufacturing facilities are located. Separate writ petitions filed by the Company for various periods, challenging and questioning the validity and legality of this levy of FSA charges by the APERC, are pending before the High Court of Andhra Pradesh and the Supreme Court of India.

After taking into account all of the available information and legal provisions, the Company has recorded an amount of Rs.219 as the potential liability towards FSA charges. The total amount approved by APERC for collection by the power distribution companies from the Company in respect of FSA charges for the period from April 1, 2008 to March 31, 2013 is Rs.482. As of September 30, 2015, the Company has made “payments under protest” of Rs.354 as demanded by the power distribution companies as part of monthly electricity bills. The Company remains exposed to additional financial liability should the orders passed by the APERC be upheld by the Courts.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

22. Contingencies (continued)

Direct taxes related matters

During the year ended March 31, 2014, the Indian Income Tax authorities disallowed for tax purposes certain business transactions entered into by the parent company with its wholly-owned subsidiaries. The associated tax impact is Rs.570. The Company believes that such business transactions are allowed for tax deduction under Indian Income Tax laws and has accordingly filed an appeal with the Income Tax Appellate Authorities. The Company further believes that the probability of succeeding in this matter is more likely than not and therefore no provision was made in respect of this matter in these unaudited condensed consolidated interim financial statements as of September 30, 2015.

Additionally, the Company is contesting various other disallowances by the Indian Income Tax authorities. The associated tax impact is Rs.611. The Company believes that the chances of an unfavorable outcome in each of such disallowances are less than probable and accordingly, no provision was made in respect of these matters in these unaudited condensed consolidated interim financial statements as of September 30, 2015.

Others

Additionally, the Company is involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. Except as discussed above, the Company does not believe that there are any such contingent liabilities that are expected to have any material adverse effect on its financial statements.

23. Venezuela operations

Dr. Reddy’s Venezuela, C.A., a wholly owned subsidiary of the Company, is primarily engaged in the import of pharmaceutical products from the parent company and other subsidiaries of the Company and the sale of such products in Venezuela. During the six months ended September 30, 2015, the Company’s revenues from Venezuela were Rs.3,105 (Venezuelan bolivar (“VEF”) 305).

In February 2015, the Venezuelan government launched an overhaul of the exchange rate system and introduced a new exchange rate mechanism. The Marginal Currency System (known as “SIMADI”) is the third mechanism in the new three-tier exchange rate regime and allows for legal trading of the Venezuelan bolivar for foreign currency with fewer restrictions than other mechanisms in Venezuela (CENCOEX and SICAD).

The new second tier, SICAD, is a combination of the former second and third tiers, SICAD I and SICAD II, with a rate of approximately 12 VEF per U.S.$1.00. The first tier, the official exchange rate, is unchanged and sells dollars at 6.3 VEF per U.S.$1.00 for preferential goods.

As of September 30, 2015, the exchange rates in all the three aforesaid tiers were as follows:

•	CENCOEX preferential rate – 6.3 VEF per U.S.$;

•	SICAD rate - 12 VEF per U.S.$; and

•	SIMADI rate - approximately 198 VEF per U.S.$.

As per the existing laws in Venezuela, payments towards the importation of pharmaceutical products qualify for the CENCOEX preferential rate of 6.3 VEF per U.S.$1.00, and the Company has been receiving approvals from the CENCOEX at such preferential rate. Accordingly, monetary assets of VEF 339 (which equate to the amount of import payments (U.S.$54) that are eligible and pending for approval) and VEF 245 (which equate to the amount of import payments (U.S.$39) that are eligible and pending for approval) as of September 30, 2015 and March 31, 2015, respectively, are translated at the preferential rate. During the three months and six months ended September 30, 2015, the Company received approvals for U.S.$0 and U.S.$3.7, respectively, from the CENCOEX for remittance towards the importation of pharmaceutical products.

The balance of the Company’s Venezuelan monetary assets and liabilities, in the net amount of VEF 97 and VEF 88 as of September 30, 2015 and March 31, 2015, respectively, may not qualify for the preferential rate of 6.3 VEF per U.S.$1.00. Following the guidance available in IAS 21, the Company assessed the rate at which such balances are likely to be realized or settled and believes that it is appropriate to use the SIMADI rate (VEF 198 per U.S.$1.00 as of September 30, 2015 and VEF 193 per U.S.$1.00 as of March 31, 2015) to translate such balances. Consequently, foreign exchange loss of Rs.139 and Rs.843 on translation of such monetary assets and liabilities at the SIMADI rate was recorded under “finance expenses” for the six months ended September 30, 2015 and the year ended March 31, 2015, respectively. The aforesaid foreign exchange loss does not include the impact of potential devaluation of the VEF, if any, that may be announced in the future by the Venezuelan government.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

24. Agreement with Merck Serono

On June 6, 2012, the Company and Merck Serono (a division of Merck KGaA, Darmstadt,Germany) entered into an agreement to co-develop a portfolio of biosimilar compounds in oncology, primarily focused on monoclonal antibodies. The arrangement covers co-development, manufacturing and commercialization of the compounds around the globe, with some specific country exceptions. Pursuant to the arrangement, the Company will lead early product development and complete Phase I development. Upon completion of Phase I, Merck Serono will carry out manufacturing of the compounds and will lead Phase III development. All of the related development expenditures will be shared by the parties in the proportion specified in the agreement.

Merck Serono will undertake commercialization globally, outside the United States and with the exception of select emerging markets which will be co-exclusive or where the Company maintains exclusive rights. The Company will receive royalty payments from Merck Serono upon commercialization by them. In the United States, the parties will co-commercialize the products on a profit-sharing basis.

The Company has evaluated its involvement in the arrangement under IFRS 11 and concluded that the arrangement is a joint operation.

25.	Collaboration agreement with Curis, Inc.

On January 18, 2015, Aurigene Discovery Technologies Limited (“Aurigene”), a wholly owned subsidiary of the parent company, entered into a Collaboration, License and Option Agreement (the “Collaboration Agreement”) with Curis, Inc. (“Curis”) to discover, develop and commercialize small molecule antagonists for immuno-oncology and precision oncology targets.

Under the Collaboration Agreement, Aurigene has the responsibility for conducting all discovery and preclinical activities, including Investigational New Drug (“IND”) enabling studies and providing Phase 1 clinical trial supply, and Curis is responsible for all clinical development, regulatory and commercialization efforts worldwide, excluding India and Russia. The Collaboration Agreement provides that the parties will collaborate exclusively in immuno-oncology for an initial period of approximately two years, with the option for Curis to extend the broad immuno-oncology exclusivity.

As a partial consideration for the collaboration, pursuant to a Stock Purchase Agreement dated January 18, 2015, Curis issued to Aurigene 17.1 million shares of its common stock, representing 19.9% of its outstanding common stock immediately prior to the transaction (approximately 16.6% of its outstanding common stock immediately after the transaction). The shares issued to Aurigene are subject to a lock-up agreement until January 18, 2017, with the shares being released from such lock-up in 25% increments on each of July 18, 2015, January 18, 2016, July 18, 2016 and January 18, 2017, subject to acceleration of release of all the shares in connection with a change of control of Curis. During the three months ended September 30, 2015, lock-up restrictions were released on 4.275 million shares, representing 25% of the shares which Aurigene received from Curis. In connection with the issuance of such shares, Curis and Aurigene entered into a Registration Rights Agreement dated January 18, 2015 which provides for certain registration rights with respect to resale of the shares.

The fair value of these equity shares on the date of agreement was Rs.1,452 (U.S.$23.5). The upfront consideration received in the form of equity shares is deferred and recognized as revenue over the period in which Aurigene has continuing performance obligations. Furthermore, these equity shares are classified as available-for-sale financial instruments and are remeasured at fair value at every reporting date. Accordingly, Rs.730 representing the gain arising from changes in the fair value of such equity shares, was recorded in other comprehensive income as of September 30, 2015.

During the six months ended September 30, 2015, one of the development milestones was met and the Company received U.S.$2 from Curis towards such milestone. The revenue recognition of the consideration received is also deferred and shall be recognized over the period in which Aurigene has continuing performance obligations.

Aurigene is also entitled to development and commercial milestone payments as follows:

•	for the first two programs: up to U.S.$52.5 per program, including U.S.$42.5 for approval and commercial milestones, plus pre-specified approval milestone payments for additional indications, if any;
•

for the third and fourth programs: up to U.S.$50 per program, including U.S.$42.5 for approval and commercial milestones, plus pre-specified approval milestone payments for additional indications, if any; and

•	for any program thereafter: up to U.S.$140.5 per program, including U.S.$87.5 in approval and commercial milestones, plus pre-specified approval milestone payments for additional indications, if any.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

25.	Collaboration agreement with Curis, Inc. (continued)

In addition, Curis has agreed to pay Aurigene royalties, ranging between high single digits to 10%, on its net sales in territories where it commercializes products. Furthermore, Aurigene is entitled to receive a share of Curis’ revenues from sublicenses, which share varies based upon specified factors such as the sublicensed territory, whether the sublicense revenue is royalty based or non-royalty based and, in some cases, the stage of the applicable molecule and product at the time the sublicense is granted.

This arrangement is accounted for as a joint operation under IFRS 11.

26. Agreement with Pierre Fabre

On February 11, 2014, Aurigene Discovery Technologies Limited (“Aurigene”), a wholly owned subsidiary of the parent company, entered into a collaborative license, development and commercialization agreement with Pierre Fabre, the third largest French pharmaceutical company. This agreement granted Pierre Fabre global worldwide rights (excluding India) to a new immune checkpoint modulator, AUNP-12. AUNP-12 will be in development for numerous cancer indications.

Under the terms of this agreement, Aurigene received a non-refundable upfront payment from Pierre Fabre. Such non-refundable upfront consideration is deferred and recognized as revenue over the period in which Aurigene has continuing performance obligations.

During the three months ended September 30, 2015, Aurigene entered into another agreement with Pierre Fabre that transfers back to Aurigene the rights earlier out-licensed for the development and commercialisation of AUNP 12. Consequent to such arrangement, Aurigene is required to pay to Pierre Fabre a portion of the upfront consideration received at the time of execution of the licensing agreement.

Accordingly, the balance of the unrecognized portion of the upfront amount was recognized as revenue during the three months ended September 30, 2015, as there are no pending performance obligations by Aurigene.

27. Asset purchase agreement with Hatchtech Pty Limited

On September 7, 2015, the Company entered into an asset purchase agreement with Hatchtech Pty Limited (“Hatchtech”) for the purchase of intellectual property rights to an innovative prescription head lice product, Xeglyze™ Lotion. The exclusive rights for this product are applicable for the territories of the United States, Canada, India, Russia and the CIS, Australia, New Zealand and Venezuela. As partial consideration for the purchase of these assets, the Company paid Hatchtech an upfront amount of Rs.606 (U.S.$9.25). In addition to the upfront payment, the Company is also required to pay certain development and commercial milestones related payments to Hatchtech for purchase of these assets.

The transaction was recorded as an acquisition of product related intangible asset. As the intangible asset is not yet available for use, it is not subject to amortization. The carrying amount of the intangible asset as on September 30, 2015 was Rs.606.

28. Subsequent events

Receipt of warning letter from the U.S. FDA

The Company received a warning letter dated November 5, 2015 from the U.S. FDA relating to cGMP deviations at its API manufacturing facilities at Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh previously raised in Form 483 observations following inspections of these sites by the U.S. FDA in November 2014, January 2015 and February-March 2015, respectively. The Company is in the process of responding to this warning letter within the specified time period of 15 working days.

The warning letter does not restrict production or shipment of the Company’s products from these facilities. However, unless and until the Company is able to correct outstanding issues to the U.S. FDA’s satisfaction, the U.S. FDA may withhold approval of any new drug applications. If the Company fails to correct the violations, the U.S. FDA may also refuse admission of products manufactured at these facilities into the United States.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

28. Subsequent events (continued)

Receipt of Temporary Restraining Order (TRO) for esomeprazole capsules

On October 28, 2015, AstraZeneca Pharmaceuticals LP and certain affiliates (“AstraZeneca”) filed a complaint in the United States District Court for the District of Delaware alleging that the Company’s sale of esomeprazole magnesium in a two tone capsule infringes certain trademarks applicable to Nexium® Capsules.

On November 12, 2015, the Court issued a temporary restraining order (“TRO”) enjoining the Company from selling its product in the current trade dress. The Company subsequently filed a response rejecting AstraZeneca’s claims.

The Company does not believe that the temporary restriction of sales pursuant to the TRO has a material adverse effect on its financial position as of September 30, 2015.

Agreement with Alchemia Limited

During November 2015, the Company entered into an asset purchase agreement with Alchemia Limited (“Alchemia”) for the purchase of worldwide, exclusive intellectual property rights to fondaparinux sodium. As per the terms of the agreement, the Company paid a net consideration of U.S.$17.5 upon the closing of the transaction in exchange for the acquired intellectual property rights. The Company currently has worldwide, exclusive rights from Alchemia to market fondaparinux sodium in all territories in exchange for Alchemia’s right to an agreed share of the net profits generated from sales in those territories. Once the asset purchase transaction closes, Alchemia will not be entitled to receive any further profit share revenues from fondaparinux sales. The closing conditions for the transaction included the approval of Alchemia’s shareholders which was obtained on November 10, 2015.

ITEM 2. OPERATING AND FINANCIAL REVIEW, TREND INFORMATION

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements, the related cash flow statements and notes, and the Operating and Financial Review and Prospects included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2015, and the unaudited condensed consolidated interim financial statements included in our report on Form 6-K for the three months ended June 30, 2015, all of which is on file with the SEC, and the unaudited condensed consolidated interim financial statements contained in this report on Form 6-K.

This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.

Section A:

Three months ended September 30, 2015 compared to the three months ended September 30, 2014

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the three months ended September 30,

	2015		2014

	Rs. in millions	% of Revenues	Rs. in millions	% of Revenues	Increase/ (Decrease)

Revenues	Rs.39,889	100.0%	Rs.35,879	100.0%	11%
Gross profit	24,468	61.3%	20,986	58.5%	17%
Selling, general and administrative expenses	11,058	27.7%	10,673	29.7%	4%
Research and development expenses	4,473	11.2%	4,113	11.5%	9%
Other (income)/expense, net	(320)	(0.8%)	(265)	(0.7%)	20%
Results from operating activities	9,257	23.2%	6,465	18.0%	43%
Finance (expense)/income, net	(216)	(0.5%)	421	1.2%	(151%)
Share of profit of equity accounted investees, net of tax	57	0.1%	51	0.1%	10%
Profit before tax	9,098	22.8%	6,937	19.3%	31%
Tax expense	1,880	4.7%	1,196	3.3%	57%
Profit for the period	Rs.7,218	18.1%	Rs.5,741	16.0%	26%

Revenues

Our overall consolidated revenues were Rs.39,889 million during the three months ended September 30, 2015, an increase of 11% as compared to Rs.35,879 million during the three months ended September 30, 2014.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the three months ended September 30,

	2015		2014

	Rs. in millions(1)	Revenues % of Total	Rs. in millions	Revenues % of Total	Increase/ (Decrease)

Global Generics	Rs.32,768	82%	Rs.28,606	80%	15%
Pharmaceutical Services and Active Ingredients	5,918	15%	6,392	18%	(7%)
Proprietary Products	663	2%	560	1%	19%
Others	540	1%	321	1%	68%

Total	Rs.39,889	100%	Rs.35,879	100%	11%

(1) During the three months ended September 30, 2015, there was a change in the monitoring of performance of one product from the Global Generics segment to the Proprietary Products segment. Consequently, revenues and related costs of this product for previous periods have been reclassified to conform to such change.

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.32,768 million during the three months ended September 30, 2015, an increase of 15% as compared to Rs.28,606 million during the three months ended September 30, 2014.

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 19% resulting from the introduction of new products during the intervening period;

•	an increase of approximately 2% resulting from a net increase in the sales volumes of existing products in this segment; and

•	a decrease of approximately 6% resulting from the net impact of changes in sales prices of the products in this segment.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.18,563 million during the three months ended September 30, 2015, an increase of 32% as compared to the three months ended September 30, 2014. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues increased by 26% in the three months ended September 30, 2015 as compared to the three months ended September 30, 2014.

This revenue growth was largely attributable to the following:

•	revenues from new products launched between October 1, 2014 and September 30, 2015, such as valganciclovir, Habitrol®, memantine, sirolimus and allopurinol;

•	a gain in market share of certain of our existing products, such as metoprolol, azacitidine, amlodipine besylate and atorvastatin calcium and sumatriptan injection; and

•	partially offset by lower realization from certain of our existing products.

The following table sets forth, during the three months ended September 30, 2015, products launched in North America (the United States and Canada):

Product	Innovator’s Brand	Innovator

Esomeprazole DR	Nexium®	AstraZeneca
Pramipexole ER	Mirapex®	Boehringer Ingelheim
Memantine	Namenda®	Eli Lilly
Pravastatin	Pravachol®	Bristol Myers Squibb

During the three months ended September 30, 2015, we made 2 new ANDA filings, and as of September 30, 2015 our cumulative ANDA filings were 230. As of September 30, 2015, we had 76 ANDAs pending approval at the U.S. FDA, of which 50 are Paragraph IV filings, and we believe we are the first to file with respect to 18 of these filings.

India: Our Global Generics segment’s revenues from India during the three months ended September 30, 2015 were Rs.5,464 million, an increase of 14% as compared to the three months ended September 30, 2014. This growth was largely attributable to the revenues from new brands launched between October 1, 2014 and September 30, 2015 in India and the revenues from the acquired portfolio of products from UCB. According to IMS Health in its Moving Quarterly Total report for the three months ended September 30, 2015, our secondary sales in India grew by 6.5% during such period, as compared to the India pharmaceutical market’s growth of 14.4% during such period. During the three months ended September 30, 2015, we launched 2 new brands in India.

On April 1, 2015, we entered into a definitive agreement to acquire a select portfolio of products business of UCB in the territories of India, Nepal, Sri Lanka and Maldives, and we completed the acquisition on June 16, 2015. Refer to Note 4 of our unaudited condensed consolidated interim financial statements for further details.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, primarily Venezuela, South Africa and Australia) during the three months ended September 30, 2015 were Rs.6,617 million, a decrease of 22% as compared to the three months ended September 30, 2014.

Russia: Our Global Generics segment’s revenues from Russia during the three months ended September 30, 2015 were Rs.2,934 million, a decrease of 29% as compared to the three months ended September 30, 2014. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 11% during the three months ended September 30, 2015 as compared to the three months ended September 30, 2014. Our over-the-counter (“OTC”) division’s revenues from Russia during the three months ended September 30, 2015 were 36% of our total revenues from Russia.

According to IMS Health, as per its report for the three months ended September 30, 2015, our sales value (in Russian roubles) growth and volume growth from Russia, as compared to the Russian pharmaceutical market sales value (in Russian roubles) growth and volume growth during the three months ended September 30, 2015 was as follows:

	For the three months ended September 30, 2015

	Dr. Reddy’s Laboratories		Russian pharmaceutical market

	Sales value	Volume	Sales value	Volume

Prescription (Rx)	(0.83%)	(10.64%)	14.26%	(1.95%)
Over-the-counter (OTC)	11.24%	(4.95%)	8.57%	(3.90%)
Total (Rx + OTC)	3.31%	(9.34%)	11.21%	(3.00%)

As per the above referenced IMS Health report, our volume market share during the three months ended September 30, 2015 and during the three months ended September 30, 2014 was as follows:

	For the three months ended September 30,

	2015	2014

Prescription (Rx)	4.78%	5.24%
Over-the-counter (OTC)	0.65%	0.66%
Total (Rx + OTC)	1.83%	1.96%

Other countries of the former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.1,010 million during the three months ended September 30, 2015, an increase of 25% as compared to the three months ended September 30, 2014. This growth was largely attributable to the increase in the sales volumes of our existing major brands, and revenues from new brands launched between October 1, 2014 and September 30, 2015 in other countries of the former Soviet Union and Romania

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union, Romania and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.2,673 million during the three months ended September 30, 2015, a decrease of 25% as compared to the three months ended September 30, 2014. The decrease was primarily attributable to the decrease in our revenues in Venezuela primarily on account of decrease in the sales volumes of existing products.

Europe: Our Global Generics segment’s revenues from Europe are primarily derived from Germany, the United Kingdom and our out-licensing business across Europe, and were Rs.2,124 million during the three months ended September 30, 2015, an increase of 65% as compared to the three months ended September 30, 2014. This growth was primarily on account of revenues from new products launched between October 1, 2014 and September 30, 2015, partially offset by our reduced participation in the competitive bidding tenders sponsored by statutory health insurance funds and other health insurance providers in Germany.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues during the three months ended September 30, 2015 were Rs.5,918 million, a decrease of 7% as compared to the three months ended September 30, 2014. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this was largely attributable to:

•

decreased sales of active pharmaceutical ingredients during the three months ended September 30, 2015, primarily attributable to decreased sales volumes and sales prices of existing products, which decreased our PSAI segment’s revenues by approximately 8%; and

•	increased customer orders in our pharmaceutical development services, which increased our PSAI segment’s revenues by approximately 1%.

During the three months ended September 30, 2015, we filed 10 Drug Master Files (“DMFs”) worldwide. Cumulatively, our total worldwide DMFs as of September 30, 2015 were 755, including 222 DMFs in the United States.

Gross Profit

Our total gross profit was Rs.24,468 million during the three months ended September 30, 2015, representing 61.3% of our revenues for that period, as compared to Rs.20,986 million during the three months ended September 30, 2014, representing 58.5% of our revenues for that period.

The following table sets forth, for the period indicated, our gross profits by segment:

	For the three months ended September 30,

	2015		2014

	(Rs. in millions)

	Gross Profit	% of Segment Revenue	Gross Profit	% of Segment Revenue

Global Generics	Rs.22,058	67.3%	Rs.18,707	65.4%
Pharmaceutical Services and Active Ingredients	1,526	25.8%	1,712	26.8%
Proprietary Products	561	84.6%	486	86.9%
Others	323	59.9%	81	25.2%

Total	Rs.24,468	61.3%	Rs.20,986	58.5%

After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the gross profits from our Global Generics segment increased to 67.3% during the three months ended September 30, 2015 from 65.4% during the three months ended September 30, 2014. This increase was largely attributable to higher realizations from new products and the impact of changes in our existing business mix (i.e., an increase in the proportion of sales of higher gross margin products and a decrease in the proportion of sales of lower gross margin products).

The gross profits from our PSAI segment decreased to 25.8% during the three months ended September 30, 2015, from 26.8% during the three months ended September 30, 2014. This decrease was primarily due to a decrease in sales of products with higher gross profit margins during the three months ended September 30, 2015.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.11,058 million during the three months ended September 30, 2015, an increase of 4% as compared to Rs.10,673 million during the three months ended September 30, 2014. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•

increased amortization, primarily due to our acquisition of the Habitrol® brand in December 2014 and acquisition of a select portfolio of products business of UCB in June 2015, which increased our selling, general and administrative expenses by approximately 3%;

•	increased personnel costs, due to annual raises and new recruitments, which increased our selling, general and administrative expenses by approximately 3%; and

•	decreased sales and marketing costs, which decreased our selling, general and administrative expenses by approximately 2%.

As a proportion of our total revenues, our selling, general and administrative expenses decreased to 27.7% during the three months ended September 30, 2015 from 29.7% during the three months ended September 30, 2014.

Research and development expenses

Our research and development expenses were Rs.4,473 million during the three months ended September 30, 2015, an increase of 9% as compared to Rs.4,113 million during the three months ended September 30, 2014. This increase was in accordance with our strategy to expand our research and development efforts in complex formulations, differentiated formulations and biosimilar compounds. Our research and development expenses decreased to 11.2% of our total revenues during the three months ended September 30, 2015 from 11.5% of our total revenues during the three months ended September 30, 2014.

Other (income)/expense, net

Our net other income was Rs.320 million during the three months ended September 30, 2015, as compared to net other income of Rs.265 million during the three months ended September 30, 2014.

Finance (expense)/income, net

Our net finance expense was Rs.216 million during the three months ended September 30, 2015 as compared to net finance income of Rs.421 million during the three months ended September 30, 2014. The increase in net finance expense was due to the following:

•

net foreign exchange loss of Rs.388 million during the three months ended September 30, 2015, as compared to net foreign exchange gain of Rs.243 million during the three months ended September 30, 2014;

•

profit on sale of investments of Rs.102 million during the three months ended September 30, 2015, as compared to profit on sale of investments of Rs.194 million during the three months ended September 30, 2014; and

•	net interest income of Rs.70 million during the three months ended September 30, 2015, as compared to net interest expense of Rs.16 million during the three months ended September 30, 2014.

Profit before tax

As a result of the above, our profit before tax was Rs.9,098 million during the three months ended September 30, 2015, an increase of 31% as compared to Rs.6,937 million during the three months ended September 30, 2014.

Tax expense

Our consolidated weighted average tax rate was 20.7% during the three months ended September 30, 2015, as compared to 17.2% during the three months ended September 30, 2014.

Our tax expense was Rs.1,880 million during the three months ended September 30, 2015, as compared to Rs.1,196 million during the three months ended September 30, 2014.

Profit for the period

As a result of the above, our net profit was Rs.7,218 million during the three months ended September 30, 2015, representing 18.1% of our total revenues for such period, as compared to Rs.5,741 million during the three months ended September 30, 2014, representing 16.0% of our total revenues for such period.

Section B:

Six months ended September 30, 2015 compared to the six months ended September 30, 2014

The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the six months ended September 30,

	2015		2014

	Rs. in millions	% of Revenues	Rs. in millions	% of Revenues	Increase/ (Decrease)

Revenues	Rs.77,467	100.0%	Rs.71,054	100.0%	9%
Gross profit	47,415	61.2%	41,830	58.9%	13%
Selling, general and administrative expenses	22,031	28.4%	21,352	30.1%	3%
Research and development expenses	8,860	11.4%	7,988	11.2%	11%
Other (income)/expense, net	(445)	(0.5%)	(450)	(0.6%)	(1%)
Results from operating activities	16,969	21.9%	12,940	18.2%	31%
Finance (expense)/income, net	(0)	(0.0%)	902	1.3%	(100%)
Share of profit of equity accounted investees, net of tax	106	0.1%	104	0.1%	1%
Profit before tax	17,075	22.0%	13,946	19.6%	22%
Tax expense	3,600	4.6%	2,701	3.8%	33%
Profit for the period	Rs.13,475	17.4%	Rs.11,245	15.8%	20%

Revenues

Our overall consolidated revenues were Rs.77,467 million during the six months ended September 30, 2015, an increase of 9% as compared to Rs.71,054 million during the six months ended September 30, 2014.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the six months ended September 30,

	2015		2014

	Rs. in millions(1)	Revenues % of Total	Rs. in millions	Revenues % of Total	Increase/ (Decrease)

Global Generics	Rs.63,729	82%	Rs.57,345	81%	11%
Pharmaceutical Services and Active Ingredients	11,532	15%	11,930	17%	-3%
Proprietary Products	1,360	2%	1,130	1%	20%
Others	846	1%	649	1%	30%

Total	Rs.77,467	100%	Rs.71,054	100%	9%

(1)

During the six months ended September 30, 2015, there was a change in the monitoring of performance of one product from the Global Generics segment to the Proprietary Products segment. Consequently, revenues and related costs of this product for previous periods have been reclassified to conform to such change.

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.63,729 million during the six months ended September 30, 2015, an increase of 11% as compared to Rs.57,345 million during the six months ended September 30, 2014.

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 17% resulting from the introduction of new products during the intervening period;

•	an increase of approximately 1% resulting from a net increase in the sales volumes of existing products in this segment; and

•	a decrease of approximately 7% resulting from the net impact of changes in sales prices of the products in this segment.

North America: Our Global Generics segment’s revenues from North America (United States and Canada) during the six months ended September 30, 2015 were Rs.37,079 million, an increase of 23% as compared to Rs.30,235 million during the six months ended September 30, 2014. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues increased by 17% in the six months ended September 30, 2015 as compared to the six months ended September 30, 2014.

The following table sets forth, during the six months ended September 30, 2015, products launched in North America:

Product	Innovator’s Brand	Innovator

Esomeprazole DR	Nexium®	AstraZeneca
Pramipexole ER	Mirapex®	Boehringer Ingelheim
Memantine	Namenda®	Eli Lilly
Pravastatin	Pravachol®	Bristol Myers Squibb

India: Our Global Generics segment’s revenues from India were Rs.10,221 million during the six months ended September 30, 2015, an increase of 16% as compared to the six months ended September 30, 2014. During the six months ended September 30, 2014, we launched 8 new brands in India. According to IMS Health in its Moving Annual Total report for the six months ended September 30, 2015, our secondary sales in India grew by 12.4% during such period, as compared to the India pharmaceutical market’s growth of 13.9% during such period.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, primarily Venezuela, South Africa and Australia) during the six months ended September 30, 2015 were Rs.12,393 million, a decrease of 21% as compared to the six months ended September 30, 2014.

Russia: Our Global Generics segment’s revenues from Russia were Rs.5,237 million during the six months ended September 30, 2015, a decrease of 37% as compared to the six months ended September 30, 2014. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues decreased by 5% during the six months ended September 30, 2015 as compared to the six months ended September 30, 2014. Our over-the-counter (“OTC”) division’s revenues from Russia during the six months ended September 30, 2015 were 37% of our total revenues from Russia, and we intend to further strengthen our OTC sales by continuous branding efforts.

According to IMS Health, as per its report for the six months ended September 30, 2015, our sales value (in Russian roubles) growth and volume growth from Russia, as compared to the Russian pharmaceutical market sales value (in Russian roubles) growth and volume growth during the six months ended September 30, 2014 was as follows:

	For the six months ended September 30,

	Dr. Reddy’s Laboratories		Russian pharmaceutical market

	Sales value	Volume	Sales value	Volume

Prescription (Rx)	0.17%	(12.02%)	12.75%	(3.39%)
Over-the-counter (OTC)	9.48%	(9.47%)	8.60%	(6.60%)
Total (Rx + OTC)	3.44%	(11.39%)	10.57%	(5.68%)

As per the above referenced IMS Health report, our volume-based market share during the six months ended September 30, 2015 and during the six months ended September 30, 2014 was as follows:

	For the six months ended September 30,

	2015	2014

Prescription (Rx)	4.64%	5.09%
Over-the-counter (OTC)	0.65%	0.67%
Total (Rx + OTC)	1.82%	1.94%

Other Countries of former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.1,807 million during the six months ended September 30, 2015, an increase of 13% as compared to the six months ended September 30, 2014.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia, India and other countries of the former Soviet Union and Romania as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.5,349 million during the six months ended September 30, 2015, a decrease of 7% as compared to the six months ended September 30, 2014. The decrease was primarily attributable to the decrease in our revenues in Venezuela.

Europe: Our Global Generics segment’s revenues from Europe were Rs.4,036 million during the six months ended September 30, 2015, an increase of 54% as compared to the six months ended September 30, 2014. This growth was primarily on account of revenues from new products launched between October 1, 2014 and September 30, 2015

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues during the six months ended September 30, 2015 were Rs.11,532 million, a decrease of 3% as compared to the six months ended September 30, 2014. After taking into account the impact of exchange rate fluctuations of the Indian rupee against the multiple currencies in the markets in which we operate, this increase was largely attributable to:

•

decreased sales of active pharmaceutical ingredients during the six months ended September 30, 2015, primarily attributable to decreased sales volumes of existing products, partially coupled with the net impact of changes in sales prices of existing products, all of which decreased our PSAI segment’s revenues by approximately 8%; and

•	increased customer orders in our pharmaceutical development services for certain products provided to innovator companies, which increased our PSAI segment’s revenues by approximately 5%.

Gross Profit

Our total gross profit was Rs.47,415 million during the six months ended September 30, 2015, representing 61.2% of our revenues for that period, as compared to Rs.41,830 million during the six months ended September 30, 2014, representing 58.9% of our revenues for that period.

	For the six months ended September 30,

	2015		2014

	(Rs. in millions)

	Gross Profit	% of Segment Revenue	Gross Profit	% of Segment Revenue

Global Generics	Rs.42,975	67.4%	Rs.37,761	65.8%
Pharmaceutical Services and Active Ingredients	2,858	24.8%	2,946	24.7%
Proprietary Products	1,138	83.7%	957	84.8%
Others	444	52.4%	166	25.6%

Total	Rs.47,415	61.2%	Rs.41,830	58.9%

After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the gross profits from our Global Generics segment increased to 67.4% during the six months ended September 30, 2015 from 65.8% during the six months ended September 30, 2014. This increase was largely attributable to the impact of changes in our existing business mix (i.e., an increase in the proportion of sales of higher gross margin products and a decrease in the proportion of sales of lower gross margin products).

The gross profits from our PSAI segment increased to 24.8% during the six months ended September 30, 2015, from 24.7% during the six months ended September 30, 2014. This increase was primarily due to an increase in sales of products with higher gross profit margins during the six months ended September 30, 2015.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.22,031 million during the six months ended September 30, 2015, an increase of 3% as compared to Rs.21,352 million during the six months ended September 30, 2014. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•

increased amortization, primarily due to our acquisition of the Habitrol® brand during the year ended March 31, 2015, which increased our selling, general and administrative expenses by approximately 2%;

•	increased personnel costs, due to annual raises and new recruitments, which increased our selling, general and administrative expenses by approximately 2%; and

•	decreased sales and marketing costs, which decreased our selling, general and administrative expenses by approximately 1%.

As a proportion of our total revenues, our selling, general and administrative expenses decreased to 28.4% during the six months ended September 30, 2015 from 30.1% during the six months ended September 30, 2014.

Research and development expenses

Our research and development costs were Rs.8,860 million during the six months ended September 30, 2015, an increase of 11% as compared to Rs.7,988 million during the six months ended September 30, 2014. This increase was in accordance with our strategy to expand our research and development efforts in complex formulations, differentiated formulations and biosimilar compounds.

Other (income)/expense, net

Our net other income was Rs.445 million during the six months ended September 30, 2015, as compared to net other income of Rs.450 million during the six months ended September 30, 2014.

Finance (expense)/income, net

Our net finance expense was Rs.0 million during the six months ended September 30, 2015, as compared to net finance income of Rs.902 million during the six months ended September 30, 2014. The increase in net finance income was attributable to:

•	net foreign exchange loss of Rs.476 million during the six months ended September 30, 2015, as compared to net foreign exchange gain of Rs.719 million during the six months ended September 30, 2014;

•	net interest income of Rs.141 million during the six months ended September 30, 2015, as compared to net interest expense of Rs.64 million during the six months ended September 30, 2014; and

•

profit on sale of investments of Rs.335 million during the six months ended September 30, 2015, as compared to profit on sale of investments of Rs.247 million during the six months ended September 30, 2014.

Profit before tax

As a result of the above, our profit before tax was Rs.17,075 million during the six months ended September 30, 2015, an increase of 22% as compared to Rs.13,946 million during the six months ended September 30, 2014.

Tax expense

Our consolidated weighted average tax rate was 21.1% during the six months ended September 30, 2015, as compared to 19.4% during the six months ended September 30, 2014.

Our tax expense was Rs.3,600 million during the six months ended September 30, 2015, as compared to Rs.2,701 million during the six months ended September 30, 2014.

Profit for the period

As a result of the above, our net profit was Rs.13,475 million during the six months ended September 30, 2015, representing 17.4% of our total revenues for such period, as compared to Rs.11,245 million during the six months ended September 30, 2014, representing 15.8% of our total revenues for such period.

ITEM 3. LIQUIDITY AND CAPITAL RESOURCES

We have primarily financed our operations through cash flows generated from operations and a mix of long-term and short-term borrowings. Our principal liquidity and capital needs are for the purchase of property, plant and equipment, making investments, regular business operations and research and development.

Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements. We borrowed U.S.$220 million during the year ended March 31, 2012, which is to be repaid in eight quarterly installments beginning in December 2014. During the six months ended September 30, 2015, we repaid the entire outstanding loan amount, and we further incurred U.S.$110 million of new short-term borrowings (refer to Note 13 of our unaudited condensed consolidated interim financial statements for further details). We also borrowed U.S.$150 million during the year ended March 31, 2014, which is to be repaid in five quarterly installments beginning in February 2018. These loans were obtained primarily to repay some of our then existing short term and long term borrowings and to meet our anticipated capital expenditures over the near term. As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights.

The following table summarizes our statements of cash flows for the periods presented:

	For the six months ended September 30,

	2015	2015	2014

	(U.S.$ in millions, Rs. in millions)
	Convenience translation into U.S.$
Net cash from/(used in):
Operating activities	U.S.$305	Rs.19,992	Rs.9,013
Investing activities	(95)	(6,250)	628
Financing activities	(192)	(12,580)	(9,890)

Net increase/(decrease) in cash and cash equivalents	U.S.$18	Rs.1,162	Rs.(249)

In addition to cash, inventory and accounts receivable, our unused sources of liquidity included approximately Rs.14,366 million in available credit under revolving credit facilities with banks as of September 30, 2015. We had no other material unused sources of liquidity as of September 30, 2015.

Operating Activities

The net result of operating activities was a cash inflow of Rs.19,992 million for the six months ended September 30, 2015, as compared to a cash inflow of Rs.9,013 million for the six months ended September 30, 2014.

The net cash provided by operating activities increased during the six months ended September 30, 2015 primarily on account of improvement in our business performance that resulted in an increase of Rs.3,741 million in our earnings before interest expense, profit/loss on sale of investments, tax expense, depreciation and amortization (“Adjusted EBITDA”) (Rs.21,333 million for the six months ended September 30, 2015, as compared to Rs.17,592 million for the six months ended September 30, 2014). Further, there was a net difference in cash flows on account of an increase in working capital by Rs.6,633 million during the six months ended September 30, 2015 as compared to the six months ended September 30, 2014, primarily as a result of an increase in the balances of our trade receivables and inventories during the six months ended September 30, 2014.

Our average days’ sales outstanding (“DSO”) as at September 30, 2015, June 30, 2015 and September 30, 2014, based on the most recent quarter’s sales, were 99 days, 101 days and 97 days, respectively.

Investing Activities

Our investing activities resulted in a net cash outflow of Rs.6,250 million and a net cash inflow of Rs.628 million for the six months ended September 30, 2015 and 2014, respectively. This increase in net cash outflow of Rs.5,622 million was primarily due to:

•

Rs.7,936 million paid to UCB for the acquisition of a select portfolio of products business during the six months ended September 30, 2015 (refer to Note 4 of our unaudited condensed consolidated interim financial statements for further details);

•

a net increase in proceeds from redemption of investments in mutual funds and fixed deposits having an original maturity of more than three months by Rs.2,876 million during the six months ended September 30, 2015, as compared to the six months ended September 30, 2014; and

•	a net increase in amounts spent on property, plant and equipment by Rs.1,336 million during the six months ended September 30, 2015, as compared to the six months ended September 30, 2014.

Financing Activities

Our financing activities resulted in a net cash outflow of Rs.12,580 million and Rs.9,890 million for the six months ended September 30, 2015 and 2014, respectively.

During the six months ended September 30, 2015, we repaid long term borrowings of Rs.11,663 million. which primarily consisted of the repayment of all long term borrowings by our subsidiaries in Switzerland and U.K. (refer to Note 13 of our unaudited condensed consolidated interim financial statements for further details). Furthermore, we also paid dividends (including dividend distribution taxes) of Rs.4,106 million and borrowed short term loans of Rs.3,732 million.

In comparison, during the six months ended September 30, 2014, we paid dividends (including dividend distribution taxes) of Rs.3,587 million and repaid short term borrowings of Rs.5,872 million.

Principal Debt Obligations

The following table provides a list of our principal debt obligations (excluding capital lease obligations) outstanding as of September 30, 2015:

Debt	Principal Amount		Currency	Interest Rate

	(U.S.$ in millions, Rs. in millions)

	Convenience translation into U.S.$

Packing credit borrowings (short term)	U.S.$320	Rs.20,938	USD EURO RUB	LIBOR + 10 to 15 bps LIBOR + 7.5 to 20 bps 12.30% to 13.5%
Other short term borrowings	83	5,411	RUB	LIBOR + 40bps
Long-term borrowings	150	9,838	USD	LIBOR + 125 bps

ITEM 4. OTHER MATTERS

Civil Investigative Demand from the Office of the Attorney General, State of Texas

On or about November 10, 2014, Dr. Reddy’s Laboratories, Inc., one of our subsidiaries in the U.S., received a Civil Investigative Demand (“CID”) from the Office of the Attorney General, State of Texas (the “Texas AG”) requesting certain information, documents and data regarding sales and price reporting in the U.S. marketplace of certain products for the period of time between January 1, 1995 and the date of the CID. Compliance with the CID is ongoing, and we understand that the investigation is continuing.

Subpeona duces tecum from the Office of the Attorney General, California

On November 3, 2014, Dr. Reddy’s Laboratories, Inc. received a subpoena duces tecum to appear before the Office of the Attorney General, California (the “California AG”) and produce records and documents relating to the pricing of certain products. A set of five interrogatories related to pricing practices was served as well. Compliance with the subpoena is ongoing, and we understand that the investigation is continuing.

ITEM 5. EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

Date: November 20, 2015	By:	/s/ Sandeep Poddar
		Name:	Sandeep Poddar
		Title:	Company Secretary